(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 4777 – 9° andar	2 - DISTRICT A. de Pinheiros

3 - ZIP CODE 05477-000	4 - CITY Săo Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9000	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9217	13 - FAX 3025-9121	14 - FAX 3025-9217

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME
Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 4777 – 9° andar	3 - DISTRICT A. de Pinheiros

4 - ZIP CODE 05477-000	5 - CITY Săo Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9000	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9121	14 - FAX 3025-9217	15 - FAX 3025-9041

16 - E-MAIL
dcalciolari@gafisa.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	3	7/1/2007	9/30/2007	3	4/1/2007	6/30/2007

09 - INDEPENDENT ACCOUNTANT Pricewaterhouse Coopers Auditores Independentes					10 - CVM CODE 00287-9

11 - PARTNER IN CHARGE Eduardo Rogatto Luque					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 142.773.658-84

Pág: 1

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2007	2 - PREVIOUS QUARTER 6/30/2007	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2006
Paid-in Capital
1 - Common	132,385	132,382	111,459
2 - Preferred	0	0	0
3 - Total	132,385	132,382	111,459
Treasury share
4 - Common	3,125	3,125	8,142
5 - Preferred	0	0	0
6 - Total	3,125	3,125	8,142

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other

2 - STATUS Operational

3 - NATURE OF OWNERSHIP National Private

4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration

5 - MAIN ACTIVITY Real Estate Development

6 - CONSOLIDATION TYPE Full

7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

Pág: 2

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11/06/2007	2 - SIGNATURE

Pág: 3

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1	Total Assets	2,251,494	2,151,621
1.01	Current Assets	1,556,463	1,545,236
1.01.01	Available funds	322,891	464,652
1.01.01.01	Cash and banks	4,111	3,024
1.01.01.02	Financial Investments	318,780	461,628
1.01.02	Credits	339,702	318,589
1.01.02.01	Trade accounts receivable	339,702	318,589
1.01.02.01.01	Receivables from clients of developments	313,837	294,491
1.01.02.01.02	Receivables from clients of construction and services rendered	25,848	23,956
1.01.02.01.03	Other Receivables	17	142
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	450,673	385,435
1.01.03.01	Real estate to commercialize	450,673	385,435
1.01.04	Other	443,197	376,560
1.01.04.01	Expenses with sales to incorporate	21,132	19,240
1.01.04.02	Prepaid expenses	3,208	12,095
1.01.04.03	Court deposits	0	0
1.01.04.04	Dividends receivable	0	0
1.01.04.05	Other receivables	418,857	345,225
1.02	Non Current Assets	695,031	606,385
1.02.01	Long Term Assets	327,351	270,136
1.02.01.01	Sundry Credits	218,913	166,268
1.02.01.01.01	Receivables from clients of developments	218,913	166,268
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	108,438	103,868
1.02.01.03.01	Deferred income and social contribution taxes	72,901	69,032
1.02.01.03.02	Other receivables	2,558	1,857
1.02.01.03.03	Court deposits	27,979	27,979
1.02.01.03.04	Dividends Receivable	5,000	5,000
1.02.02	Permanent Assets	367,680	336,249
1.02.02.01	Investments	356,829	327,693
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	190,960	161,336
1.02.02.01.04	Interest in Subsidiaries - goodwill	165,869	166,357
1.02.02.01.05	Other Investments	0	0

Pág: 4

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1.02.02.02	Property, plant and equipment	7,502	5,788
1.02.02.03	Intangible assets	3,349	2,768
1.02.02.04	Deferred charges	0	0

Pág: 5

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2	Total Liabilities	2,251,494	2,151,621
2.01	Current Liabilities	433,091	377,184
2.01.01	Loans and Financing	15,839	14,538
2.01.02	Debentures	2,043	10,481
2.01.03	Suppliers	52,546	44,398
2.01.04	Taxes, charges and contributions	46,225	39,034
2.01.04.01	PIS Contribution	13,643	12,512
2.01.04.02	COFINS Contribution	27,732	23,060
2.01.04.03	Installed payment of PIS and COFINS	3,159	2,142
2.01.04.04	Other taxes and contributions payable	1,691	1,320
2.01.05	Dividends Payable	0	2,823
2.01.06	Provisions	3,490	3,671
2.01.06.01	Provision for Contigencies	3,490	3,671
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	312,948	262,239
2.01.08.01	Real estate development obligations	1,906	4,260
2.01.08.02	Obligations for purchase of land	110,603	82,113
2.01.08.03	Payroll, profit sharing and related charges	22,489	16,506
2.01.08.04	Advances from clients - real state and services	8,654	24,563
2.01.08.05	Other liabilities	169,296	134,797
2.02	Non Current Liabilities	325,042	312,066
2.02.01	Long Term Liabilities	325,042	312,066
2.02.01.01	Loans and Financing	14,679	14,625
2.02.01.02	Debentures	240,000	240,000
2.02.01.03	Provisions	0	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	96	39
2.02.01.06	Other	70,267	57,402
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	11,107	4,966
2.02.01.06.03	Result of sales of real estate to appropriate	18	33
2.02.01.06.04	Deferred income and social contribution taxes	47,957	38,836
2.02.01.06.05	Other liabilities	11,185	13,567
2.02.02	Future taxable income	0	0
2.04	Shareholders' equity	1,493,361	1,462,371
2.04.01	Paid-in capital stock	1,202,492	1,202,440
2.04.01.01	Capital Stock	1,220,542	1,220,490
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital Reserves	167,276	167,276

Pág: 6

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2.04.02	Capital Reserves	167,276	167,276
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue reserves	123,593	92,655
2.04.04.01	Legal	9,905	9,905
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	113,688	82,750
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated losses	0	0
2.04.06	Advances for future capital increase	0	0

Pág: 7

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.01	Gross Sales and/or Services	191,884	476,609	107,034	272,260
3.01.01	Real estate development and sales	183,196	461,038	101,670	253,700
3.01.02	Construction services rendered	8,688	15,571	5,364	18,560
3.02	Gross Sales Deductions	(6,864)	(22,112)	(5,282)	(13,523)
3.02.01	Taxes on services and revenues	(7,726)	(19,459)	(4,039)	(11,768)
3.02.02	Brokerage fee on sales	862	(2,653)	(1,243)	(1,755)
3.03	Net Sales and/or Services	185,020	454,497	101,752	258,737
3.04	Cost of Sales and/or Services	(132,355)	(324,033)	(62,358)	(173,791)
3.04.01	Cost of Real estate development	(132,355)	(324,033)	(62,358)	(173,791)
3.05	Gross Profit	52,665	130,464	39,394	84,946
3.06	Operating Expenses/Income	(15,915)	(79,784)	(12,033)	(54,122)
3.06.01	Selling Expenses	(11,452)	(34,140)	(10,642)	(25,079)
3.06.02	General and Administrative	(17,275)	(45,266)	(12,608)	(25,389)
3.06.02.01	Profit sharing	(3,783)	(7,915)	-	-
3.06.02.02	Other Administrative Expenses	(13,492)	(37,351)	(12,608)	(25,389)
3.06.03	Financial	(1,156)	(3,056)	678	(1,637)
3.06.03.01	Financial income	10,569	33,382	12,855	38,883
3.06.03.02	Financial Expenses	(11,725)	(36,438)	(12,177)	(40,520)
3.06.04	Other operating income	1,678	3,718	-	-
3.06.05	Other operating expenses	(1,627)	(41,872)	(946)	(33,214)
3.06.05.01	Depreciation and Amortization	(1,627)	(11,698)	(946)	(3,320)
3.06.05.02	Extraordinary Expenses	-	(30,174)	-	(29,894)

Pág: 8

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.06.06	Earnings (losses) on equity of affiliates	13,917	40,832	11,485	31,197
3.07	Total operating income	36,750	50,680	27,361	30,824
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	36,750	50,680	27,361	30,824
3.10	Provision for income and social contribution taxes	0	0	0	0
3.11	Deferred Income Tax	(5,251)	1,523	306	1,837
3.12	Statutory Profit Sharing/Contributions	(560)	(1,680)	0	(1,401)
3.12.01	Proft Sharing	(560)	(1,680)	0	(1,401)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	30,939	50,523	27,667	31,260
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,260	129,260	103,317	103,317
	EARNINGS PER SHARE (Reais)	0.23935	0.39086	0.26779	0.30256
	LOSS PER SHARE (Reais)

Pág: 9

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais)

1.	OPERATIONS

Gafisa S.A. and its subsidiaries (collectively designated the "Company") began commercial activities in 1997, having as business activities: (a) the promotion and management of real estate ventures of any nature, for own account or third parties; (b) purchase, sale and negotiation of real estate in general, including the granting of finance to its clients; (c) civil construction and supply of civil engineering services; (d) development and implementation of marketing strategies related to real estate ventures, for own account and third parties and; (e) participation in other companies, in Brazil or abroad, engaged in the same business activities in which the Company is engaged.

The Company’s real estate development enterprises with third parties are structured through participation in Special Purpose Entities (SPEs) or by forming condominiums and consortiums.

In February 2006 the Company concluded an initital public offer of stock on the New Market of the São Paulo Stock Exchange - BOVESPA, which resulted in a capital increase of R$ 494,394 with the issuance of 26,724,000 common shares.

In January 2007 the acquisition of 60% of AlphaVille Urbanismo S.A. (“AUSA”), resulting from the merger of Catalufa Participações Ltda. was completed. The core business of AUSA is to identify, develop and sell residential condominiums in the metropolitan regions throughout Brazil.

In March 2007 the Company concluded an initial public offer of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,812 with the issuance of 18,761,992 common shares.

Also in March 2007, Gafisa began its operations in the lower income class real estate market, concentrated in its wholly-owned subsidiary FIT Residencial Empreendimentos Imobiliários Ltda. (“FIT Residential”).

Pág : 1

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION
2.	PRESENTATION OF THE QUARTERLY INFORMATION

The following quarterly information was approved by the Board of Directors in their meeting held on November 6, 2007.

a.	Basis of presentation

The quarterly information was presented in conformity with accounting practices adopted in Brazil, which are based on the accounting rules set out in the Brazilian Corporate Law, considering the accounting aspects that are specific to the different market fields, as regulated by the relevant regulatory authorities.

The consolidated cash flow statement, presented as supplementary information, is not required by the Brazilian Corporate Law and it was prepared according to the Accounting Rules and Practices # 20 (NPC 20) established by IBRACON.

In the preparation of the quarterly information it is necessary to use estimates to value assets, liabilities and other transactions during the reporting period and the disclosure of contingent assets and liabilities at the date of the quarterly information. The quarterly information includes estimates that are used to determine certain items, including, inter alia, the budgeted costs of the ventures, the provisions required for the non-recovery of assets, provision for credits that are not recognized related to the deferred income tax and the recognition of contingent liabilities, the actual results of which may differ from the estimates.

b.	Consolidation practices

The quarterly information of the parent company and consolidated was prepared in accordance with the consolidation rules established in Law 6.404/76 and Instruction CVM # 247/96 and includes all of the subsidiaries listed in Note 8, with separate disclosure of the participation of the minorities. In regard to the jointly-controlled companies, through a shareholders agreement, the consolidation incorporates the assets, liabilities and result accounts, proportionally to the total equity interest held in the corporate capital of the corresponding investee.

The inter-company balances and transactions, as well as the unrealized profits, were eliminated in the consolidation, including investments, current accounts, dividends receivable, revenues and expenses and unrealized results among consolidated companies. Transactions and balances with related parties, shareholders and investees are reported in the corresponding explanatory notes.

Pág : 2

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

3.	MAIN ACCOUNTING PRACTICES

a.	Recognition of Results

(i) Calculation of the result of the development and sale of real estate – The revenues, as well as the costs and expenses related to the development, are taken to the result over the period of construction to the extent of the financial development thereof, as determines Resolution CFC # 963, considering the date on which the works began and not the date of execution of the sale or receipt of the uncompleted units sold.

Accordingly, in regard to the sales of uncompleted units the result is recognized based on the estimated profit margin at the end of the enterprise on the date of each balance sheet, adjusted according to the contractual and performance conditions of the ventures, considering the percentage of the costs incurred in relation to the total costs at the end of each period of the units sold, as detailed below:

•
The stage of completion of the works is determined based on the financial progress of the enterprise. The rate of the financial progress of the enterprise is calculated based on the percentage of the costs incurred, including expenses with land and construction costs in relation to the total budgeted costs up to the completion of the works, estimated as of the date of each balance sheet. The total budgeted cost estimated up to the completion of the works includes the costs incurred at the date of each balance sheet when it was prepared, plus the budgeted and contracted costs to be incurred as of that instance.

•
To calculate the revenue to be appropriated in the period, the percentage of the costs incurred should be applied to the total sales value of the units, based on the profit margin estimated at the end of the venture.

•	The revenue recognized in the period includes the amount found as per the preceding paragraph, deducted from the total revenues already recognized in the former periods related to the units sold.

•
The taxes due over the difference between the real estate venture revenue and the accrued revenue subject to taxation are calculated and reflected in the accounting upon the recognition of such difference in revenue.

•
The counter-entry of the revenue recognized in the period is incorporated to the assets. Accordingly, any recognized revenue that exceeds the amount received from clients is registered in the development clients account in current assets or long-term receivables, the classification of which observes the same proportion as the estimated future cash flow established in the purchase and sale agreements and other commitments related to the enterprise.

Pág : 3

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

•	On the other hand, any amount received that exceeds the recognized revenue amount is registered in the current liabilities as a "Client Advance".

In the installment sales of completed units the result is incorporated in the instance the sale is realized, irrespective of the term for receipt of the contractual price, provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sale price is known or the sum that will not be received may be reasonably estimated, and (b) the process of recognition of the sale revenue is substantially concluded, i.e. the Company is released from its obligation to perform a considerable part of its activities that will generate future expenses related to the sale of the completed unit.

(ii) Supply of construction services – Revenues from the supply of real estate services consist basically of amounts received related to the management of construction work for third parties, technical management and management of real estate. The revenue is recognized, net of the corresponding costs incurred, to the extent that the services are provided.

a.
Cash and banks and financial investments – Substantially represents bank deposit certificates and investment in investment funds, denominated in Reais, with high market liquidity and maturity not greater than 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof. They are stated at cost, except the investment funds that are registered at market value, plus the income earned up to the date of the balance sheets.

b.
Receivables – They are stated at cost, plus monetary correction. The allowance for doubtful accounts, when necessary, is constituted in an amount that is considered sufficient by management to cover probable losses on the realization of the credits. The outstanding installments are adjusted based on the National Civil Construction Index – INCC during the construction phase, and on the General Market Prices Index – IGP/M after the date of delivery of the keys of the units that are completed. The balance of the receivables is, generally, adjusted by annual interest of 12%. The financial revenue based on the balance of the receivables account is registered in the result as "Development Revenue", the interest recognized at September 30, 2007 totals R$ 6,295 (parent company) and R$ 13,841 (consolidated).

c.
Certificates of real estate receivables (“CRIs”) – The Company financially assigns real estate receivables to securitize the issuance of CRIs. Such assignment (usually without recourse) is registered as a reduction of the receivables account, after the date of delivery of the keys of the corresponding real estate units that comprise the CRIs portfolio representing the gross amount of the credits assigned. The financial discount, which represents the difference between the amount received and the credit at the date of the assignment, is appropriated to the result in the financial expenses account over the term of validity of the contract. The expenses with commissions paid to the issuer of the CRIs are recognized directly in the result when incurred on the accrual basis. The financial guarantees, when participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet at their market value.

Pág : 4

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

d.
Real estate to commercialize – Includes the costs incurred with the construction and/or acquisition of unsold land and real estate, including capitalized interest, in the construction phase and of the already completed units. The balances outstanding at the end of each period do not exceed their corresponding net realization values. The Company acquires a part of the land through exchange operations in which, in the exchange for the land acquired it undertakes (a) to deliver real estate units of developments being built or (b) a part of the sales revenues originating from the sale of the real estate units of the developments. The effective construction cost of the exchanged units is diluted in the other unsold units. The Company capitalizes interest during the construction phase (limited to the corresponding financial expense amount) in the case of existence of specific financing for the enterprises.

e.
Expenses with sales to appropriate – The balance of the expenses to appropriate includes the expenses related to tangible assets (costs with the sales stand, mock-up apartments and corresponding furniture). This balance is amortized against the selling expenses account based on the cost incurred in relation to the total budgeted cost. Furthermore, this balance contemplates the expenses with commissions that were incurred and is amortized as a deduction from the gross revenues based on the earned revenue criteria.

f.
Expenses with warranties – The Company provides limited warranties for five years covering structural flaws in the developments sold. Given that the warranties for the work performed (responsibility and costs) are usually provided by the Company’s subcontractor, the amounts paid by the Company are not significant.

g.
Prepaid expenses – Includes miscellaneous expenses, including the current part of the expenses with the issuance of debentures and the deferral of the expenses with shares, which were registered as an expense at the instance of the issuance thereof.

h.
Property and equipment – Stated at purchase cost. Depreciation is calculated on the straight-line basis, based on the estimated useful life of the asset, as follows: (i) vehicles: 5 years; (ii) utensils and installations: 10 years; (iii) computers and software licenses: 5 years. Expenses related to the acquisition and development of computer systems are capitalized.

Pág : 5

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

i.
Goodwill and discount on the acquisition of investments – The discount is represented by an acquisition realized in 2005, which is appropriated to the result as assets are realized, except as set out below. The goodwill relates to the acquisition of investments in subsidiaries, which is based on the expectation of future profitability, and is amortized on the straight-line basis over the maximum term of 10 years and in the case of Alphaville Urbanismo S.A. (AUSA) exponentially and progressively. Analysis of the recovery of the goodwill is conducted annually based on the projections of future results.

On January 8, 2007 the Company acquired the totality of the shares of Catalufa Participações Ltda. (“Catalufa”) by exchanging shares that it owned in the amount of R$134,029. Simultaneously, the Company’s management acquired Catalufa based on its book value at the base date of the operation. The main asset of Catalufa on this base date was the investment in the subsidiary Alphaville Urbanismo S.A. (“AUSA”), with a provision for net capital deficiency recorded on the equity method of accounting and a participation of 57.42% in the corporate capital, which subsequently increased to 60% pursuant to the capital increase quoted below.

The difference between the book value of the investment after the Company paid up capital in AUSA in the sum of R$ 20,000 and its market value, supported by an appraisal report, was registered as goodwill of R$170,941 based on estimated future profitability. The balance of the goodwill shall be amortized in up to 120 months, exponentially and progressively based on the estimated profit projected before income tax and CSLL, under the accrual system.

j.
Real estate development obligations – Represents the estimated cost to be incurred of the units sold of the real estate enterprises launched up to December 31, 2003. The counter-entry is registered in the "Result of sales of real estate to be appropriated". The changes to the budgeted costs are registered to the extent that they are known and allocated between the cost of the sales and the result of the sales of real estate to be appropriated. The costs incurred with the unsold units are registered in "Real estate to commercialize".

k.	Obligations for purchase of real estate – Comprised of the obligations that are contractually established for the acquisitions of land.

l.
Result of the sale of real estate to be appropriated – Represents the residual net amount of the sales of units of the real estate enterprises launched up to December 31, 2003, less budgeted construction costs (that had as a counter-entry the "Real estate development obligations" account), cost of acquisition of land and financial charges of the construction financing.

m.	Selling expenses – Include advertising, campaigns, commission and other similar expenses.

Pág : 6

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

n.
Income tax and social contribution on the net profit – The income tax (25%) and the social contribution on the net profit (9%) are calculated based on their nominal rates, which total 34%. The deferred income tax is calculated over the totality of the temporary differences. As allowed by the tax regulations, certain subsidiary and associated companies elected the presumed profit system. In regard to such companies the income tax base is calculated at 8% (social contribution on the net profit at 12%) over the gross revenues, to which apply the regular corresponding tax rates of this tax and contribution.

The deferred tax assets are recognized over tax losses, negative base of the social contribution on net profit and temporary differences, to the extent that the realization thereof is likely to occur. If the realization of a deferred tax asset is not likely to occur, there is no accounting recognition. Tax losses do not have a term of expiry, but offsetting is limited in future periods to 30% of the taxable profit of each period. Companies that elect the presumed profit system cannot offset tax losses incurred in a period with subsequent periods.

o.
Other current and long-term liabilities – These are stated at their known or expected value and are registered in accordance with the accrual system, together with, when applicable, the corresponding charges and monetary and exchange variations. The workers’ compensation liability, particularly related to the vacation charges and payroll, is provisioned over the period of acquisition of the right thereto.

p.	Stock option plans – The Company manages Stock Option Plans. The grant of the stock option plan to workers does not result in an accounting expense.

q.
Profit sharing plan extended to the workers and management staff – The Company distributes profit sharing to its workers and management staff (included in the general and administrative expenses). The Company’s by-laws establish the distribution of profits to management (in an amount that does not exceed their annual compensation or 10% of the Company’s net profits, whichever is less). The bonus system operates with three performance triggers, structured based on the efficiency of the corporate targets, followed by business targets and finally individual targets. The sums to be paid under this plan may differ from the accounting liabilities.

r.	Earnings per share – Calculated considering the number of outstanding shares at the date of the balance sheet, net of the treasury shares.

Pág : 7

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

4.	CASH AND BANKS AND FINANCIAL INVESTMENTS

	Parent company		Consolidated
Type of operation	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Cash and banks	4,111	3,024	30,454	21,328

Financial investments:
Investment Funds	667	649	667	649
Bank Deposit Certificates	318,113	460,979	340,971	474,039

Total cash and banks and financial investments	322,891	464,652	372,092	496,016

At September 30, 2007 the Bank Deposit Certificates include earned interest from 98.0% up to 100.6% of the Inter-Bank Deposit Certificate (CDI) rate.

In the quarter ended September 30, 2007 the Multimercado Arena Fund acquired the Multimercado Olimpic Fund. This acquisition was carried out to minimize the administrative costs and centralize the financial investments portfolio, outsourcing the administrative tasks and maximizing the return to the shareholder. In conformity with Instruction CVM 408/04, the Company consolidated the financial statements of the Multimercado Arena Fund, in which it is currently the sole quotaholder.

5.	RECEIVABLES, DEVELOPMENT OBLIGATIONS AND RESULT OF SALES OF REAL ESTATE TO APPROPRIATE

a.	Receivables from clients of developments

As of January 1, 2004 the Company prospectively applied Resolution CFC 963, which determines that the receivables be recognized to the extent the revenue is appropriated in accordance with the proportion of the financial cost incurred.

	Parent Company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
Total balance of developments:
Current	313,837	294,491	458,936	411,256
Non-Current	218,913	166,268	384,934	316,057

	532,750	460,759	843,870	727,313

Pág : 8

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

b.	Real estate development obligations

The balance of the real estate development obligations, considering the ventures launched and implemented up to December 31, 2003 (prior to the introduction of Resolution CFC 963).

	Parent Company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
Enterprises developed
up to December 31, 2003:
Current	1,906	4,260	4,168	5,710
Non-Current	-	-	-	-

	1,906	4,260	4,168	5,710

c.	Result of sales of real estate to appropriate

The balance of the result of the sales of real estate to appropriate, considering the enterprises launched and implemented up to December 31, 2003 (prior to the introduction of Resolution CFC 963).

	Parent Company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
Enterprises developed up to
December 31, 2003:
Revenues of sales to appropriate	60	357	951	1,414
Cost of units sold to appropriate	(42)	(325)	(314)	(361)

	18	33	637	1,053

d.	Allowance for doubtful accounts and Client advances

The constitution of an allowance for doubtful accounts was considered unnecessary, due to the non-existence of a history of effective losses over these credits.

The balances of the client advances which exceed the revenues recognized in the period amount in the consolidated to R$ 29,504 at September 30, 2007 (June 30, 2007 - R$ 50,181) and are classified in "Client advances (development and services)".

Pág : 9

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

e.	Sale of receivables by securitization

The Company adopted a program of securitization of receivables with third parties, through which it sold client receivables. The company that acquired the client receivables portfolio transferred the same to a fiduciary agent. The fiduciary agent then sells investment certificates ("CRIs"), which represent an undivided participation in the client receivables held by the fiduciary agent to an investor.

The Company uses this program to finance its cash needs more efficiently. The programs contain certain conditions and requirements, including a criterion related to the quality of the receivables in the client portfolio. If the conditions or requirements established in the programs are not met, the resources originating from the program could be restricted or suspended, or their cost could increase.

Assignments of receivables by securitization are registered as a sale, after certain conditions are met, and in such situation the corresponding receivables are excluded from the financial statements. In the case of existence of recourse against the Company, the receivable assigned is maintained registered in the balance sheet. The Company maintains participation in the receivables portfolio (junior CRIs) based on levels determined by the fiduciary agent that acquired the client portfolio. In this case, the junior CRIs are included in the financial statements in the "Clients – Non-Current receivables" account.

The Company entered into an agreement with Brazilian Securities Companhia de Securitização ("BSCS") on September 13, 2006, in which the Company transferred a securitized receivables portfolio to BSCS totaling R$ 61,800 (nominal value). BSCS issued CRIs with a term of redemption of up to 100 months. The Company agreed to assign and transfer the client receivables to BSCS in the amount of R$ 61,400 (present value) in exchange for cash, at the date of transfer, discounted to present value. The CRIs were issued in two different classes: senior CRIs and junior CRIs. Under such agreement the Company undertook to acquire all of the junior CRIs, representing approximately 19% of the amount issued, totaling R$ 11,826 (present value). The senior CRIs are indexed to the IGP-M and accrue interest at 12% per annum. The Junior CRIs were issued to secure a minimum return to the senior CRIs and can only be redeemed after the senior CRIs are totally redeemed.

The Company measures the market value of its participation in the assigned receivables portfolio (junior CRIs) throughout the total term of maturity of the securitization program. Additionally, the Company estimates and registers a provision for losses over the percentage of its participation maintained in portfolio, when necessary. In this regard the book value of this participation is equal to its corresponding market value.

Pág : 10

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

6.	REAL ESTATE TO COMMERCIALIZE

	Parent company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Land	229,962	170,386	290,129	187,257
Real estate under construction	205,067	188,942	380,362	351,753
Completed units	15,644	26,107	38,624	55,003

	450,673	385,435	709,115	594,013

The Company has undertaken commitments to build units, exchanged for the acquisition of land, which are stated in the balance sheet as follows: (i) budgeted construction cost of exchanged units diluted in the other units sold (registered in real estate development obligation); (ii) effective cost of construction of exchanged units diluted in the other unsold units, registered in real estate under construction.

7.	OTHER RECEIVABLES – CURRENT

	Parent company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Miscellaneous current accounts (a)	272,121	243,479	41,313	45,217
Values with brokers	5,998	10,425	11,223	15,214
Assignment of receivable credit	8,782	9,154	8,782	9,154
Financing of clients to release	10,542	10,448	10,663	10,635
Deferred PIS and COFINS	13,771	15,414	17,911	19,052
Advances for future capital increase	84,519	39,853	3,465	3,215
Other	23,124	16,452	25,705	16,930

	418,857	345,225	119,062	119,417

(a)
The Company participates in the development of real estate ventures jointly with other partners, directly or through related parties, based on the constitution of condominiums and/or consortiums. The management structure of these ventures and the cash management are centralized in the leading company of the enterprise, which manages the works and the budgets. Thus, the leader of the enterprise assures that the allocations of the resources needed are made and applied as planned. The sources and allocations of resources of the venture are reflected in these balances, observing the participation percentage, which are not subject to adjustment or financial charges and do not have a predetermined maturity. The average term of development and completion of the enterprises in which the resources are allocated is three years. Other payables to partners of real estate ventures are presented separately.

Pág : 11

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

8. INVESTMENTS IN SUBSIDIARIES

		Participation		NetEquity		Net profit (loss) in the period
	Investees	sept/07	jun/07	sept/07	jun/07	sept/07	jun/07

00008	Peninsula SPE1 S/A	50.00%	50.00%	(381)	(541)	582	422
00010	Peninsula SPE2 S/A	50.00%	50.00%	(3,260)	(3,256)	(39)	(34)
00018	Res. das Palmeiras SPE Ltda-18	90.00%	90.00%	1,711	1,546	267	102
00036	Gafisa SPE 36 Ltda.	99.80%	99.80%	3,299	2,053	3,353	2,107
00038	Gafisa SPE 38 Ltda.	99.80%	99.80%	4,148	3,584	3,709	3,145
00040	Gafisa SPE 40 Ltda.	50.00%	50.00%	1,302	348	1,815	861
00041	Gafisa SPE 41 Ltda.	99.80%	99.80%	17,897	14,093	11,042	7,238
00042	Gafisa SPE 42 Ltda.	50.00%	50.00%	(392)	(632)	(99)	(339)
00043	Gafisa SPE 43 Ltda.	99.80%	99.80%	(3)	(2)	(1)	(1)
00044	Gafisa SPE 44 Ltda.	99.80%	99.80%	(2)	(1)	(1)	(0)
00045	Gafisa SPE 45 Ltda.	99.80%	99.80%	(179)	(164)	(585)	(571)
00046	Gafisa SPE 46 Ltda.	60.00%	60.00%	(45)	(1,056)	920	(91)
00047	Gafisa SPE 47 Ltda.	99.80%	99.80%	(6)	(5)	(6)	(5)
00048	Gafisa SPE 48 Ltda.	99.80%	99.80%	1	(181)	1	(181)
00049	Gafisa SPE 49 Ltda.	100.00%	100.00%	(0)	(1)	(1)	(2)
00052	Gafisa SPE 52 Ltda.	99.80%	99.80%	(1)	(0)	(2)	(1)
00053	Gafisa SPE 53 Ltda.	60.00%	60.00%	142	(251)	142	(251)
00055	Gafisa SPE 55 Ltda.	99.80%	99.80%	(1)	0	(1)	(0)
00059	Gafisa SPE 59 Ltda.	99.80%		1		(0)
00064	Gafisa SPE 64 Ltda.	99.80%		1		(0)
00065	Gafisa SPE 65 Ltda.	99.80%		1		-
00070	Gafisa SPE 70 Ltda.	50.00%	50.00%	3,600	1,009	-	(791)
00087	Dv Bv SPE S/A - 87	50.00%	50.00%	(38)	(69)	195	165
00089	DV SPE S/A - 89	50.00%	50.00%	962	967	(2)	3
00091	Vilagio de Panamby Trust - 91	50.00%	50.00%	5,501	3,781	1,578	(142)
00122	Gafisa SPE 22 Ltda.	49.00%	49.00%	(1,085)	(1,292)	(6)	(212)
00125	Gafisa SPE 25 Ltda.	66.67%	66.67%	13,715	14,023	164	471
00126	Gafisa SPE 26 Ltda.	50.00%	50.00%	26,577	28,639	(2,058)	4
00127	Gafisa SPE 27 Ltda.	50.00%	50.00%	13,799	12,792	(208)	(1,215)
00128	Gafisa SPE 28 Ltda.	99.80%	99.80%	(815)	(927)	(15)	(127)
00129	Gafisa SPE 29 Ltda.	70.00%	70.00%	3,482	4,178	(1,961)	(1,265)
00130	Gafisa SPE 30 Ltda.	99.80%	99.80%	15,384	14,487	7,487	6,590
00131	Gafisa SPE 31 Ltda.	99.80%	99.80%	22,733	22,614	988	869
00132	Gafisa SPE 32 Ltda.	99.80%	99.80%	1	1	(0)	(0)
00133	Gafisa SPE 33 Ltda.	100.00%	100.00%	10,957	10,373	1,398	814
00134	Gafisa SPE 34 Ltda.	99.80%	99.80%	(6,263)	(3,469)	(6,261)	(3,467)
00135	Gafisa SPE 35 Ltda.	99.80%	99.80%	1,699	1,799	1,747	1,846
00137	Gafisa SPE 37 Ltda.	99.80%	99.80%	8,269	8,047	2,401	2,179
00139	Gafisa SPE 39 Ltda.	99.80%	99.80%	4,578	4,048	3,317	2,787
00250	Gafisa SPE 50 Ltda.	99.80%	99.80%	(17)	(1)	(18)	(1)
00251	Gafisa SPE 251 Ltda.	80.00%	80.00%	913	(389)	913	(389)
00760	Gafisa SPE 760	45.00%	45.00%	10,599	8,333	4,950	2,684
00763	Gafisa SPE 763	30.00%	30.00%	7,023	4,973	7	(44)
177700	Alta Vistta	50.00%	50.00%	(499)	(527)	(473)	(445)
177800	Dep.Jose Lages	50.00%	50.00%	(357)	(279)	(368)	(288)
177900	Sitio Jatiuca	50.00%	50.00%	(2,503)	(546)	(3,035)	(1,078)
178000	Spazio Natura	50.00%	50.00%	1,433	1,439	(23)	(17)
	Ausa	60.00%	60.00%	35,031	8,711	15,418	8,498
77998	Diodon Participacoes	100.00%	100.00%	33,761	32,171	1,842	291

Pág : 12

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

		Participation		Investiments in subsidiaries		Equity in results
	Investees	sept/07	jun/07	sept/07	jun/07	sept/07	jun/07
00008	Peninsula SPE1 S/A	50.00%	50.00%	(190)	(270)	291	211
00010	Peninsula SPE2 S/A	50.00%	50.00%	(1,630)	(1,628)	(19)	(17)
00018	Res. das Palmeiras SPE Ltda-18	90.00%	90.00%	1,540	1,391	241	92
00036	Gafisa SPE 36 Ltda.	99.80%	99.80%	3,292	2,049	3,346	2,103
00038	Gafisa SPE 38 Ltda.	99.80%	99.80%	4,139	3,577	3,702	3,139
00040	Gafisa SPE 40 Ltda.	50.00%	50.00%	651	174	907	430
00041	Gafisa SPE 41 Ltda.	99.80%	99.80%	17,861	14,064	11,019	7,223
00042	Gafisa SPE 42 Ltda.	50.00%	50.00%	(196)	(316)	(49)	(169)
00043	Gafisa SPE 43 Ltda.	99.80%	99.80%	(3)	(2)	(1)	(1)
00044	Gafisa SPE 44 Ltda.	99.80%	99.80%	(2)	(1)	(1)	(0)
00045	Gafisa SPE 45 Ltda.	99.80%	99.80%	(178)	(164)	(584)	(570)
00046	Gafisa SPE 46 Ltda.	60.00%	60.00%	(27)	(634)	552	(55)
00047	Gafisa SPE 47 Ltda.	99.80%	99.80%	(6)	(5)	(6)	(5)
00048	Gafisa SPE 48 Ltda.	99.80%	99.80%	1	(181)	1	(180)
00049	Gafisa SPE 49 Ltda.	100.00%	100.00%	(0)	(0.98)	(1)	(2)
00052	Gafisa SPE 52 Ltda.	99.80%	99.80%	(1)	(0.36)	(2)	(1)
00053	Gafisa SPE 53 Ltda.	60.00%	60.00%	85	(150)	85	(151)
00055	Gafisa SPE 55 Ltda.	99.80%	99.80%	(1)	0	(1)	(0)
00059	Gafisa SPE 59 Ltda.	99.80%		1		(0)
00064	Gafisa SPE 64 Ltda.	99.80%		1		(0)
00065	Gafisa SPE 65 Ltda.	99.80%		1		-
00070	Gafisa SPE 70 Ltda.	50.00%	50.00%	1,800	505	-	(395)
00087	Dv Bv SPE S/A - 87	50.00%	50.00%	(19)	(34)	98	82
00089	DV SPE S/A - 89	50.00%	50.00%	481	483	(1)	1
00091	Vilagio de Panamby Trust - 91	50.00%	50.00%	2,751	1,891	789	(71)
00122	Gafisa SPE 22 Ltda.	49.00%	49.00%	(532)	(633)	(3)	(104)
00125	Gafisa SPE 25 Ltda.	66.67%	66.67%	9,144	9,349	109	314
00126	Gafisa SPE 26 Ltda.	50.00%	50.00%	13,288	14,320	(1,029)	2
00127	Gafisa SPE 27 Ltda.	50.00%	50.00%	6,900	6,396	(104)	(608)
00128	Gafisa SPE 28 Ltda.	99.80%	99.80%	(814)	(926)	(15)	(127)
00129	Gafisa SPE 29 Ltda.	70.00%	70.00%	2,437	2,925	(1,373)	(886)
00130	Gafisa SPE 30 Ltda.	99.80%	99.80%	15,353	14,458	7,472	6,577
00131	Gafisa SPE 31 Ltda.	99.80%	99.80%	22,687	22,569	986	867
00132	Gafisa SPE 32 Ltda.	99.80%	99.80%	1	1	(0)	(0)
00133	Gafisa SPE 33 Ltda.	100.00%	100.00%	10,957	10,373	1,398	814
00134	Gafisa SPE 34 Ltda.	99.80%	99.80%	(6,250)	(3,462)	(6,248)	(3,460)
00135	Gafisa SPE 35 Ltda.	99.80%	99.80%	1,696	1,795	1,743	1,843
00137	Gafisa SPE 37 Ltda.	99.80%	99.80%	8,253	8,031	2,396	2,175
00139	Gafisa SPE 39 Ltda.	99.80%	99.80%	4,569	4,040	3,310	2,782
00250	Gafisa SPE 50 Ltda.	99.80%	99.80%	(17)	(1)	(18)	(1)
00251	Gafisa SPE 251 Ltda.	80.00%	80.00%	730	(311)	730	(311)
00760	Gafisa SPE 760	45.00%	45.00%	4,770	3,750	2,228	1,208
00763	Gafisa SPE 763	30.00%	30.00%	2,107	1,492	2	(13)
177700	Alta Vistta	50.00%	50.00%	(250)	(263)	(236)	(222)
177800	Dep.Jose Lages	50.00%	50.00%	(178)	(139)	(184)	(144)
177900	Sitio Jatiuca	50.00%	50.00%	(1,251)	(273)	(1,517)	(539)
178000	Spazio Natura	50.00%	50.00%	717	720	(12)	(8)
	Ausa (*)	60.00%	60.00%	21,019	5,227	9,251	5,099
77998	Diodon Participajoes	100.00%	100.00%	33,761	32,171	1,842	291
				179,444	152,355	41,093	27,212
	Provision for loss on investments (228140)			11,524	9,651
	Amortization of discount - Diodon			-	(335)
	Catalufa			170,941	170,941
	Amortization of Goodwill AUSA			(7,500)	(7,500)
	Other investments/Goodwill - Subsidiaries			2,420	2,581	(261)	(297)
				356,829	327,693	40,832	26,915

(*) The financial statements used to calculate the equity accounting adjustment and consolidate the quarterly information of 06/30/2007 are of the base date 05/31/2007, in accordance with Deliberation CVM 247 and Law 6.404/76.

Pág : 13

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

9.	LOANS AND FINANCING

		Parent Company		Consolidated
Type of operation	Annual interest rate	09/30/2007	06/30/2007	09/30/2007	06/30/2007

National Housing System (SFH)	TR + 6.2 up to 11.4%	15,949	12,926	42,134	38,295
Assumption of debt from mergers of shareholders	TR + 10% up to 12.0%	14,569	16,237	14,569	16,237
Financing of enterprises	CDI + 3% up to 6.3%			-	22,359
Working Capital	CDI + 1.3% up to 3.2%			77,801	41,387
Others	19.6% up to 25.7% per annum			-	1,998

Total		30,158	29,163	134,504	120,276

Non-current portion		14,679	14,625	102,773	68,566

Current portion		15,839	14,538	31,731	51,710

Rates:

TR – Referential Rate
SFH – National Housing System

SFH – The Company has credit lines from the SFH, the resources of which are released throughout the construction of the related developments.

Assumption of debt from merger of shareholders – this corresponds to debts assumed from former shareholders with maturities up to 2013.

Financing of Developments and Working Capital – correspond to credit lines from banks to obtain the resources needed for the ventures of AUSA.

As guarantee to secure the loans and financing, the investors provided sureties, mortgages were given on the units, and credit rights were pledged.

The Company is subject to several relevant indices and limits of positive and negative performance (covenants), including, inter alia: (a) limitations on the level of total indebtedness, (b) relation with the quantity and amount of guarantees (avais), mortgage of units and pledge of credit rights to grant, (c) certain conditions to be met in transactions with related parties, which in general must be carried out under normal market conditions and those adopted in similar operations with third parties, and (d) maintenance of financial and liquidity ratios calculated based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. At September 30, 2007 the Company was in compliance with the clauses described above.

Pág : 14

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The non-current installments at September 30, 2007 mature in 2008 (R$6,715), 2009 (R$23,966), 2010 (R$22,945), 2011 and subsequently (R$49,147), in the consolidated.

10.	DEBENTURES

In September 2006 the Company obtained approval for its Second Distribution of Debentures Program, which enabled the offering of simple debentures, non-convertible into shares, of the type subordinated and/or with a property and/or unsecured guarantee limited to the sum of R$500,000. Under this Program the Company issued a series of 24,000 debentures, corresponding to a total of R$240,000, with the following features:

Program/ Issuances	Amount	Annual Remuneration	Maturity	09/30/2007	06/30/2007

Second/ 1st issuance	240,000	CDI + 1.30%	September 2011	242,043	250,481
Total				242,043	250,481
(-) Current portion				(2,043)	(10,481)

Non-current portion				240,000	240,000

In addition to the early maturity clauses, which are common in this type of operation, the second debentures program establishes the compliance with certain covenants, which include, inter alia, the maintenance of minimum levels of net indebtedness, balance of receivables and early maturity clause in the event the Company obtains a risk classification lower than a predetermined level. At September 30, 2007 the Company was in compliance with the aforesaid clauses.

Pág : 15

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

11.	OTHER PAYABLES – CURRENT

	Parent Company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
Loans with partners in real estate enterprises	-	-	2,599	3,181
Current accounts	150,652	117,624	-	1
Assignment of credits payable	1,399	1,378	1,399	1,378
Provision for loss on investments	11,524	9,651	-	-
Other payables	5,721	6,144	9,548	7,128

	169,296	134,797	13,545	11,688

The loans with partners in real estate enterprises are related to amounts due under contracts involving the payment of current accounts, in which IGP-M variation, plus 12% per annum, applies.

12.	COMMITMENTS AND CONTINGENCIES

a.	Tax, labor and civil law cases

The Company is involved in lawsuits that arise from the normal course of business and has constituted a provision when it deems a loss likely and reasonably quantifiable. In regard to such cases certain court deposits were made ("Other assets – long-term receivables") and will be transferred to result when ruled in favor of the Company.

The movement of the provision for contingencies is summarized below:

	Parent company	Consolidated
	2007	2007

Balance at June 30, 2007	3,671	20,771
Additions	189	414
Reductions	(370)	(370)

Balance at September 30, 2007	3,490	20,815

Non-current portion	-	17,325

Current portion	3,490	3,490

The Company is a party in judicial and administrative cases involving the Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) due on two importations of aircraft in 2001 and 2005 under leasing agreements without purchase option. The chances of defeat in the ICMS case is estimated by the attorneys that are handling it as: (i) probable in regard to the principal and interest and (ii) remote in regard to the fine for non-compliance with ancillary obligation.

Pág : 16

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610–1 GAFISA S/A	01.545.826/0001–07

04.01 – NOTES TO QUARTERLY INFORMATION

The contingency estimated by the attorney as a probable loss in the aforesaid case amounts to R$16,499 and is provisioned in the quarterly information of September 30, 2007.

Furthermore, at September 30, 2007 other cases involving the Company were pending, the outcome of which, in the legal counsel’s opinion could be a possible, but not probable, loss, amounting to approximately R$ 50,186, in respect of which the Company’s management believes that it is not necessary to constitute a provision for losses.

From the total resources obtained in the offering of the Company’s shares in the New Market, under the title of “security deposit” in the non-current, R$27,979 was retained in a “restricted deposit” account pursuant to a court order. The Company is appealing such decision on the grounds the claim lacks merit. No provision was constituted in the quarterly information of September 30, 2007 based on the position of the Company’s legal counsel.

b.	Obligations related to the completion of the real estate developments

The Company is committed to deliver real estate units to be built, in exchange for land acquired. The Company also undertook to complete the units sold and abide by the laws that regulate the civil construction sector, including the obtaining of the relevant government licenses.

13.	SHAREHOLDER’S EQUITY

a.	Corporate capital

In January 2007 the acquisition of 60% of AlphaVille Urbanismo S.A. (“AUSA”) arising from the merger of Catalufa Participações Ltda. was approved, and on the same date a capital increase of R$134,029 through the issuance, for public subscription, of 6,358,116 new common shares, all to form part of the corporate capital, was also approved.

On March 15, 2007 a capital increase of R$487,813 was approved, through the issuance for public subscription of 18,761,992 new common shares, without par value, at the issue price of R$26 per share, in accordance with Article 170, Paragraph 1 of Law 6.404/76.

On March 31, 2007 the corporate capital corresponded to R$1,214,580, represented by 131,769,430 common, book-entry shares without par value, 3,124,972 of which were treasury shares.

On May 7, 2007 a capital increase of R$5,216, represented by common, book-entry shares, without par value, was approved.

Pág : 17

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610–1 GAFISA S/A	01.545.826/0001–07

04.01 – NOTES TO QUARTERLY INFORMATION

On June 29, 2007 a capital increase of R$694 represented by common, book-entry shares, without par value, was approved. On June 30, 2007 the corporate capital was R$ 1,220,490, represented by 132,382 thousand shares, of which 3,125 thousand shares were treasury shares.

On August 27, 2007 a capital increase of R$52, represented by common, book-entry shares, without par value, was approved. On September 30, 2007 the corporate capital was R$1,220,542, represented by 132,385 thousand shares, of which 3,125 thousand shares were treasury shares.

b.	Stock Option Plan

A total of five stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining the clauses in general and which, inter alia, (a) define the period of employment that is required for the employees to be eligible to benefit from the plans, (b) the selection of the employees that are entitled to participate and (c) establish the prices of the purchase of preferred shares to be exercised under the plans.

The price of the grant is adjusted according to the variation in the IGP-M, accruing annual interest at 6%. The stock option may be exercised in one to three years subsequent to the start date of the work period established in each of the plans.

The Company may decide to issue new shares or transfer the treasury shares to the workers in accordance with the clauses established in the plans. The Company holds a priority right in the case of refusal to purchase the shares issued under the plans in the event of dismissal and retirement. In such case the sums advanced are returned to the workers, in certain circumstances, in amounts that correspond to the greater of the market value of the stock (as established in the rules of the plans) or the amount paid plus monetary correction based on the variation in the IGP-M and annual interest of 6%.

Pág : 18

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610–1 GAFISA S/A	01.545.826/0001–07

04.01 – NOTES TO QUARTERLY INFORMATION

14.	INCOME TAX AND SOCIAL CONTRIBUTION

a.	Composition of deferred assets/liabilities

	Parent company		Consolidated
	09/30/2007	06/30/2007	09/30/2007	06/30/2007

Asset:
Tax benefit arising from the merger of shareholders	10,118	10,897	10,118	10,897
Tax losses and negative CSLL tax base	33,393	34,593	33,393	34,593
Temporary differences	29,390	23,542	33,805	28,423

	72,901	69,032	77,316	73,913

Liabilities:
Difference between the revenues taxed on the cash basis and the amount recorded on the accrual basis:	47,957	38,836	62,407	52,260

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Revenue (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus budgeted cost. The taxation will occur over an average period of three years, considering the term for receipt of the sales and the completion of the corresponding construction.

At September 30, 2007 the Company had tax losses and negative CSLL tax bases, totaling R$118,791 (06/30/2007: R$121,572), with corresponding tax benefits of R$40,388 (06/30/2007: R$41,334). The net tax effect of the tax losses and negative CSLL tax base registered as an asset totals R$33,393 at September 30, 2007 (06/30/2007: R$34,593).

The Company did not record the deferred income tax asset on the tax losses of its subsidiaries which adopt the real profit system and the remaining losses are limited to the amount for which the offsetting is supported by the projection of profits of the next 10 years, discounted to present value, according to Instruction CVM 273/98 and 371/02. Based on the projections of generation of future taxable results of the parent company and subsidiaries, the estimated recovery of the consolidated balance of the deferred income tax and CSLL asset in the ten years period is as follows: 2007 - R$2,820; 2008 - R$12,604 and R$61,891 in 2009 and subsequently. The projections of future taxable profits consider estimates that are related, inter alia, with the Company’s performance and also the behavior of the market in which it is engaged and certain economic factors. The actual values could differ from the estimates.

Pág : 19

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610–1 GAFISA S/A	01.545.826/0001–07

04.01 – NOTES TO QUARTERLY INFORMATION

15.	FINANCIAL INSTRUMENTS

The Company restricts its exposure to credit risks associated with banks and financial investments, investing in first class financial institutions and with remuneration in short term securities. In regard to the receivables, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. At September 30, 2007 and June 30, 2007 no material concentration of credit risk associated with clients existed.

The Company did not operate with derivatives in the periods ended September 30, 2007 and June 30, 2007. The book value of the financial instruments of the balance sheet accounts is approximately equivalent to their market value and such instruments are represented substantially by financial investments, loans and financing.

16.	INSURANCE

Gafisa S.A. and its subsidiaries maintain civil liability insurance related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered by management sufficient to cover any risks involving its assets and/or responsibilities.

17.	SUBSEQUENT EVENTS

On October 26, 2007 Gafisa completed the acquisition of 70% of Cipesa Engenharia S.A. (“Cipesa”). Gafisa and Cipesa established a new company named “Cipesa Empreendimentos Imobiliários” in which 70% of its stock shall be held by Gafisa and 30% by Cipesa. Gafisa capitalized the new company with R$50 million in cash and acquired shares of Cipesa in the new company in the value of R$15 million, payable in a one-year period. Cipesa shall hold the right to a variable portion of 2% of the Overall Sales (VGV) of the projects launched by the new company until 2014, which variable portion shall have a maximum value of R$25 million.

Pág : 20

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007
Voluntary Resubmission	Unaudited

01610–1 GAFISA S/A	01.545.826/0001–07

04.01 – NOTES TO QUARTERLY INFORMATION

18.	SUPPLEMENTARY INFORMATION ON CASH FLOW

	Parent Company		Consolidated
	3rd Quarter	2nd Quarter	3rd Quarter	2nd Quarter
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
OPERATING ACTIVITIES
Net profit (loss)	30,939	32,142	30,939	32,142
Expenses (revenues) that do not affect the availabilities:
Depreciation and amortization	1,628	5,196	1,986	5,515
Participation in subsidiaries	(13,917)	(12,919)	-	-
Tax, labor and other contingencies	(181)	(512)	(44)	107
Discount over investments	-	(936)	(345)	(936)
Non-realized interest and financial charges, net	7,571	8,478	(2)	1,158
Deferred taxes and contributions	5,251	(7,552)	6,744	(5,580)
Participation of minority shareholders	-	-	10,538	13,105

Reduction (increase) in asset accounts
Clients	(73,759)	(64,791)	(118,980)	(122,734)
Real estate to commercialize	(65,239)	(8,761)	(115,102)	(34,554)
Other receivables	(73,958)	(64,066)	(4,347)	4,022
Expenses with sale to appropriate	(1,892)	(4,184)	(3,877)	(6,287)
Prepaid expenses	8,887	(5,536)	5,317	(5,547)

Increase (reduction) in liability accounts
Real estate development obligations	(2,355)	520	(1,543)	622
Obligations for purchase of real estate	34,631	(19,033)	72,472	(19,487)
Taxes and contributions	7,191	3,397	7,511	11,304
Suppliers	8,149	9,401	3,018	13,494
Client advances	(15,908)	(3,945)	(20,677)	(12,652)
Salaries, charges and profit sharing payable	5,983	(1,330)	8,788	1,554
Other payables	29,868	2,830	(3,121)	(15,600)
Assignment of credit payable	(520)	(232)	(520)	(232)
Sales result to appropriate	(15)	(103)	(416)	958

Cash used in operating activities	(107,646)	(131,936)	(121,661)	(139,628)

INVESTING ACTIVITIES

Acquisition of fixed assets and deferred charges	(3,922)	(7,001)	(8,213)	(9,179)
Acquisition of investments	(15,039)	(5,658)	136	3,893
Cash used in investing activities	(18,961)	(12,660)	(8,077)	(5,286)

FINANCING ACTIVITIES

Addition of loans and financings	2,490	3,426	23,458	25,055
Payment of loans and financings	(18,104)	(1,893)	(18,104)	(11,282)
Addition of loans and financings of acquired companies
Assignment of receivables credit, net	408	(3)	408	(3)
Subscription of common shares	52	5,909	52	5,909

Cash provided by (used in) financing activities	(15,154)	7,439	5,814	19,679

NET DECREASE IN CASH AND BANKS AND FINANCIAL INVESTMENTS	(141,761)	(137,157)	(123,924)	(125,235)

At start of period	464,652	601,809	496,016	621,251
At end of period	322,891	464,652	372,092	496,016

NET DECREASE IN CASH AND BANKS AND FINANCIAL INVESTMENTS	(141,761)	(137,157)	(123,924)	(125,235)

***

Pág : 21

((A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

05.01 – COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

SEE 08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Pág : 22

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
1	Total Assets	2,417,273	2,295,382
1.01	Current Assets	1,723,315	1,683,830
1.01.01	Available funds	372,092	496,016
1.01.01.01	Cash and banks	30,454	21,328
1.01.01.02	Financial Investments	341,638	474,688
1.01.02	Credits	485,989	435,887
1.01.02.01	Trade accounts receivable	485,989	435,887
1.01.02.01.01	Receivables from clients of developments	458,936	411,256
1.01.02.01.02	Receivables from clients of construction and services rendered	27,036	24,489
1.01.02.01.03	Other Receivables	17	142
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	709,115	594,013
1.01.03.01	Real estate to commercialize	709,115	594,013
1.01.04	Other	156,119	157,914
1.01.04.01	Expenses with sales to incorporate	29,136	25,259
1.01.04.02	Prepaid expenses	7,921	13,238
1.01.04.03	Other receivables	119,062	119,417
1.02	Non Current Assets	693,958	611,552
1.02.01	Long Term Assets	504,988	428,674
1.02.01.01	Sundry Credits	384,934	316,057
1.02.01.01.01	Receivables from clients of developments	384,934	316,057
1.02.01.01.02	Financial Investments	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	120,054	112,617
1.02.01.03.01	Deferred income and social contribution taxes	77,316	73,913
1.02.01.03.02	Other receivables	14,759	10,725
1.02.01.03.03	Court deposits	27,979	27,979
1.02.02	Permanent Assets	188,970	182,878
1.02.02.01	Investments	167,574	167,709
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	1,687	1,352
1.02.02.01.04	Interest in Subsidiaries - goodwill	165,887	166,357
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, plant and equipment	15,660	12,285
1.02.02.03	Intangible assets	5,736	2,884
1.02.02.04	Deferred charges	0	0

Pág : 23

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2	Total Liabilities	2,417,273	2,295,382
2.01	Current Liabilities	427,212	402,305
2.01.01	Loans and Financing	31,731	51,710
2.01.02	Debentures	2,043	10,481
2.01.03	Suppliers	78,655	75,638
2.01.04	Taxes, charges and contributions	67,860	60,349
2.01.04.01	PIS Contribution	0	0
2.01.04.02	COFINS Contribution	0	0
2.01.04.03	Installed payment of PIS and COFINS	0	0
2.01.04.04	Other taxes and contributions payable	0	0
2.01.05	Dividends Payable	0	2,823
2.01.06	Provisions	3,490	3,671
2.01.06.01	Provision for Contingencies	3,490	3,671
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	243,433	197,633
2.01.08.01	Real estate development obligations	4,168	5,710
2.01.08.02	Obligations for purchase of land	166,286	108,913
2.01.08.03	Payroll, profit sharing and related charges	29,929	21,141
2.01.08.04	Advances from clients - real state and services	29,504	50,181
2.01.08.05	Other liabilities	13,546	11,688
2.02	Non Current Liabilities	482,546	427,090
2.02.01	Long Term Liabilities	482,546	426,745
2.02.01.01	Loans and Financing	102,773	68,566
2.02.01.02	Debentures	240,000	240,000
2.02.01.03	Provisions	17,325	17,100
2.02.01.03.01	Provision for Contingencies	17,325	17,100
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	1,331
2.02.01.06	Other	122,448	99,748
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	28,600	13,501
2.02.01.06.03	Result of sales of real estate to appropriate	637	1,053
2.02.01.06.04	Deferred income and social contribution taxes	62,407	52,260
2.02.01.06.05	Other liabilities	30,804	32,934
2.02.02	Future taxable income	0	345
2.03	Non-controlling shareholders’ interest	14,154	3,616
2.04	Shareholders' equity	1,493,361	1,462,371
2.04.01	Paid-in capital stock	1,202,492	1,202,440
2.04.01.01	Capital Stock	1,220,542	1,220,490
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital Reserves	167,276	167,276

Pág : 24

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2007	4 - 6/30/2007
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue reserves	123,593	92,655
2.04.04.01	Legal	9,905	9,905
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	113,688	82,750
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated losses	0	0
2.04.06	Advances for future capital increase	0	0

Pág : 25

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.01	Gross Sales and/or Services	320,787	836,248	168,690	444,923
3.01.01	Real estate development and sales	309,373	815,893	163,304	425,887
3.01.02	Construction services rendered	11,414	20,355	5,386	19,036
3.02	Gross Sales Deductions	(12,232)	(36,829)	(7,148)	(19,363)
3.02.01	Taxes on services and revenues	(12,832)	(33,020)	(5,762)	(17,183)
3.02.02	Brokerage fee on sales	600	(3,809)	(1,386)	(2,180)
3.03	Net Sales and/or Services	308,555	799,419	161,542	425,560
3.04	Cost of Sales and/or Services	(215,822)	(558,645)	(104,896)	(294,865)
3.04.01	Cost of Real estate development	(215,822)	(558,645)	(104,896)	(294,865)
3.05	Gross Profit	92,733	240,774	56,646	130,695
3.06	Operating Expenses/Income	(49,726)	(174,406)	(28,267)	(96,713)
3.06.01	Selling Expenses	(18,941)	(48,277)	(15,874)	(35,586)
3.06.02	General and Administrative	(27,613)	(72,773)	(11,900)	(28,522)
3.06.02.01	Profit sharing	(5,348)	(12,278)	0	0
3.06.02.02	Other Administrative Expenses	(22,265)	(60,495)	(11,900)	(28,522)
3.06.03	Financial	(3,416)	(15,047)	(510)	(3,432)
3.06.03.01	Financial income	11,543	35,260	13,399	40,722
3.06.03.02	Financial Expenses	(14,959)	(50,307)	(13,909)	(44,154)
3.06.04	Other operating income	2,197	4,692	(27)	(661)
3.06.05	Other operating expenses	(1,986)	(42,738)	(918)	(31,827)
3.06.05.01	Depreciation and Amortization	(1,986)	(12,564)	(918)	(2,651)
3.06.05.02	Extraordinary Expenses	0	(30,174)	0	(29,176)

Pág : 26

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.06.06	Earnings (losses) on equity of affiliates	33	(263)	962	3,315
3.07	Total operating income	43,007	66,368	28,379	33,982
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	43,007	66,368	28,379	33,982
3.10	Provision for income and social contribution taxes	(1,987)	(5,352)	(1,061)	(3,031)
3.11	Deferred Income Tax	(6,744)	(2,592)	349	309
3.12	Statutory Profit Sharing/Contributions	(560)	(1,680)	0	0
3.12.01	Proft Sharing	(560)	(1,680)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.14	Minority interest	(2,777)	(6,221)	0	0
3.15	Income/Loss for the Period	30,939	50,523	27,667	31,260
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,260	129,260	103,317	103,317
	EARNINGS PER SHARE (Reais)	0.23935	0.39086	0.26779	0.30256
	LOSS PER SHARE (Reais)

Pág : 27

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Strong Third Quarter and Nine Month Results
3Q07 Launches Increase 119% to R$426 million and Pre-sales Increase 56% to R$367 million
Land Bank Grows 44% from Previous Quarter to R$8.9 billion
Company Updates 2007 Expectations for Launches and Provides 2008 Outlook

São Paulo, November 7, 2007– Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported its financial results for the third quarter ended September 30, 2007 (3Q07) and nine months ended September 30, 2007 (9M07). The following financial and operating information, unless otherwise indicated, was prepared and presented in accordance with Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments.

Commenting on results, Wilson Amaral, chief executive officer of Gafisa S.A. said, “We continue to see robust growth in the Brazilian housing industry and strong prospects for accelerated growth in the future driven by increased access to financing, especially in the lower income population segments. Through Fit Residencial and Bairro Novo, we are now creating the conditions to lead the housing industry in serving the lower income segment of the population which we believe will fuel long term-growth in the industry. And, while implementing these programs, we have continued to drive profitable growth across the organization.”

Amaral continued, “I am very pleased with our third quarter and year to date financial and operating results. We are on track to meet our profitability targets and expect to exceed our earlier outlook for launches by year end 2007. We also expect significant growth in launches during 2008. Pre-sales, a strong indicator of Gafisa’s ability to meet market demand, remain strong with year to date growth of 56%, reaching R$964 million, while EBITDA increased 77% during the same period.”

IR Contact
Email: ir@gafisa.com.br
Tel: +55 (11) 3025-9297
IR Website:
www.gafisa.com.br/ir

3Q07 Earnings Results
Conference Call
Thursday, November 8, 2007
> In English
09:00am EST
12:00pm Brasilia Time
Phone: +1 (480) 293-1744
Code: 3797967
Replay: +1 (303) 590-3030
Code: 3797967
> In Portuguese
7:00am EST
10:00am Brasilia Time
Phone: +55 (11) 2188-0188
Code: Gafisa
Replay: +55 (11) 2188-0188
Code: Gafisa
Operating & Financial Highlights for the 3Q07
• Consolidated launches totaled R$426 million in 3Q07, a 119% increase over 3Q06.
• Pre-sales were R$367 million in 3Q07, a 56% increase over 3Q06.
• Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 91% to R$309 million from R$162 million in 3Q06.
• 3Q07 EBITDA reached R$48 million (15.5% EBITDA margin), a 61% increase compared to the R$30 million 3Q06 EBITDA (18.5% EBITDA margin). 9M07 EBITDA reached R$122 million (15.3% EBITDA margin) vs R$69 million (16.3% EBITDA margin) in the same period in 2006.

• Net Income was R$31 million (10% net margin), an increase of 12% compared with R$28 million in 3Q06 (17% net margin). 3Q07 EPS were R$.24, versus R$.27 in 3Q06. 9M07 adjusted net income was R$81 million (10.1% adjusted net margin) and 9M06 was R$60.4 million (14.2% adjusted net margin).

Pág : 28

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

• The Backlog of Results to be recognized under the PoC method reached R$465 million, a 60% growth over 3Q06. The Backlog Margin to be recognized reached 38.5%.
• Gafisa joined 2 major indexes of Brazil’s stock markets in addition to the MSCI emerging markets index, the Bovespa Index (Ibovespa) and IBrX-50, further strengthening our stock liquidity.
• Gafisa’s land bank totaled R$8.9 billion, a 44% growth over 2Q07. Bairro Novo contributed with R$468 million.

Pág : 29

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

CEO Commentary and Corporate Highlights for Fiscal 3Q07

As we near the end of 2007, I am pleased to reconfirm that we have put in place the appropriate strategies for long term profitable growth and market leadership. There are a number of important factors to be successful over the long term and some significant barriers to entry including, the proven ability to deliver the appropriate product to the consumer, a robust and geographically diverse land bank and long term access to capital. The underlying macroeconomic conditions are very favorable and we expect conditions to improve for long term housing expansion.

Increasing access to mortgage financing is fueling growth. Overall savings deposits, an important source of mortgage financing, increased 9.6% in the first nine months of 2007 as compared to the same period in 2006. This translated into an 81% increase in the amount of mortgages provided utilizing this source of funding over the same period. At the same time commercial banks are offering longer repayment terms and lower interest rates. Additionally, we are working closely with banks to streamline access to financing for our clients and intend to continue to play an important role in this process.

To date, we have created the infrastructure and teams to serve all segments of the population. Our long-established products, complimented by the acquisition of Alphaville earlier in the year, solidify our leadership position in serving the high and mid-high end of the population with a diverse product offering. In addition, we developed Fit Residencial to serve the low income market with increased access to financing through programs established by the Caixa Econômica Federal (CEF) and commercial banks. We have already launched 3 projects in different geographies under the Fit brand. We also partnered with Odebrecht, one of Brazil’s strongest construction and engineering players to put us in the best position to successfully develop the large scale housing and community infrastructure required to meet the needs of the low affordable entry level segment. We have already made substantial progress in this arena with a dedicated team in place, and a highly strategic initial land bank, which made it possible for us to accelerate the expected launch of our first project from the first half of 2008 to the end of the fourth quarter 2007.

Our strategy not only addresses segment diversification, but also geographic diversification. Gafisa’s current land bank has grown to R$8.9 billion, 61% of which is located outside of Sao Paulo and Rio, distributed over 118 different sites. This land bank represents future developments in all our targeted demographic segments. The Gafisa brand, reputation and diverse product offering has helped attract excellent partners that complement us with local market knowledge and access to high quality land. Our recent acquisition of Cipesa, a leader in the Northeastern state of Alagoas is a strong example of the result of a successful partnership.

While pre-sales is a strong current indicator of our ability to deliver an appropriate product to our target consumers, it is our investment in human capital that will assure our on-going ability to execute and deliver the most appropriate products on the market. We have dedicated teams developing, executing and selling the products that serve unique market segments. And, through our trainee program, we are guaranteeing that we will have a steady flow of expertise into the future. Our trainee program is among the top three largest and most competitive across all industries in Brazil.

Finally, I am very pleased to say that we are exceeding our earlier expectations in terms of launches and that our new initiatives, namely Fit and Bairro Novo, are evolving as planned and will play an important role in the future of this company. With this in mind, we are updating our guidance on launches and now expect to deliver a potential sales value of R$1.9 billion for full year 2007 launches, and R$3 billion for 2008.

Pág : 30

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

We intend to continue to fortify our leadership position as a diversified homebuilder with a focus on long term profitable growth.

Wilson Amaral
CEO – Gafisa S.A.

Pág : 31

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Recent Developments

Bairro Novo’s land bank reached R$468 million in potential sales value: The Company now has a land bank of R$ 468 million and a professional management team in place focused on developing, managing and building the large scale Affordable Entry Level (AEL) projects in suburban areas. The company was inspired after the Mexican affordable housing model and will develop large standardized communities, complete with the necessary infrastructure. Given the quality of the land bank and certain permits that were already in place, we now expect to launch Bairro Novo’s first project by the end of Q407 rather than in the first half of 2008. This project will be in the city of Cotia, in the state of São Paulo, in a 436 thousand square meter piece of land that will have a total of around 2,300 units (Gafisa’s stake is 50% of this). The project will be divided into 5 launching phases and the first should bring a potential sales value of R$ 15 million to Gafisa. Bairro Novo’s first project will have an important role for developing the company’s future strategy since we will be able to test many hypotheses regarding the product, the financing, and the marketing, consolidating our knowledge on this new and highly promising market.

Acquisition of Cipesa expands Gafisa reach in Northeast: At the end of October, Gafisa announced that it acquired a 70% stake in Cipesa, the leading homebuilder in the state of Alagoas. This acquisition strengthens the Company’s long-term position in the North and Northeast and adds approximately R$1.1 billion in land bank on a consolidated basis to Gafisa. The two companies have worked together since 2006 and under the current partnership agreement plan to launch R$109 MM of new developments by the end of 2007. Gafisa and Cipesa will create a new company (“Cipesa Empreendimentos Imobiliários”) to be 70% owned by Gafisa and 30% owned by Cipesa, and this new entity will serve as the sole vehicle for Gafisa and Cipesa to develop projects in the states of Alagoas and Sergipe.

Fit Residencial increases its national footprint: With a land bank of R$560 million in potential sales value, Fit Residencial is leveraging Gafisa’s existing national relationships and expanding its footprint throughout Brazil. With the launch of Fit Coqueiro in Belém in the state of Pará and Fit Cittá in Salvador in the state of Bahia, FIT is providing local Gafisa partners with an entry strategy into the affordable entry level segment while building on Gafisa’s overall strategy of segment and geographic diversification and closing deals with new partners.

Gafisa joins key Brazilian and emerging markets indices: In September Gafisa joined the Bovespa Index (Ibovespa), the main indicator of the Brazilian stock market’s average performance and the IBrX-50, an index measuring the total return on a theoretical portfolio composed of 50 stocks selected among BOVESPA’s most actively traded securities. Additionally, the Company is part of the MSCI Emerging Markets Index which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, Gafisa’s stock has expanded opportunity for increased liquidity. Prior to joining the indices Gafisa traded a daily average of R$38.1 million (or 1.3 million shares) and after joining the indices it increased an average R$57.4 million (or 2.1 million shares).

Pág : 32

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Highlights	3Q07	3Q06	Chg (%)	9M07	9M06	Chg (%)
Project Launches (R$000) (% Gafisa)	425,727	193,984	119%	1,199,546	630,223	90%
Project Launches (R$000) (including partners stakes)	616,171	243,050	154%	1,639,964	777,270	111%
Project Launches (Units) (including partners stakes)	2,918	613	376%	7,479	2,349	218%
Average Project Launch Price (R$/sq.m) (100% without lots)	2,333	2,760	-15%	2,498	2,943	-15%
Pre-Sales (R$000) (% Gafisa)	366,912	235,337	56%	964,183	616,542	56%
Sales from current project launches (R$000) (% Gafisa)	270,512	155,501	74%	570,033	341,664	67%
Sales from inventory (R$000) (% Gafisa)	96,400	79,836	21%	394,150	274,878	43%
Pre-Sales (R$000) (including partners stakes)	503,053	271,981	85%	1,248,577	708,157	76%
Pre-Sales (Units) (including partners stakes)	1,962	896	119%	4,954	2,328	113%
Average Sales Price (R$/sq.m) (100% without lots)	3,028	2,769	9%	2,876	2,811	2%

Net Operating Revenues	308,555	161,542	91%	799,418	425,560	88%
Gross Profits	92,733	56,646	64%	240,774	130,695	84%
Gross Margin	30.1%	35.1%	-5.01 pp	30.1%	30.7%	-0.59 pp
EBITDA	47,849	29,807	61%	122,472	69,241	77%
EBITDA Margin	15.5%	18.5%	-2.94 pp	15.3%	16.3%	-0.95 pp
Extraordinary Expenses	-	-	-	30,174	29,176	3%
Adjusted Net Income	30,939	27,667	12%	80,696	60,436	34%
Adjusted Net Margin	10,0%	17,1%	-7.1 pp	10.1%	14.2%	-4.11 pp
Adjusted Earnings per Share	0.24	0.27	-11%	0.65	0.61	6%
Average number of shares, basic	129,258,353	103,111,609	25%	123,713,380	98,663,074	25%

Backlog of Revenues	1,209	666	82%
Backlog of Results	465	291	60%
Backlog Margin[1]	38.48%	43.67%	-5.18 pp

Net Debt (Cash)	4,455	(78,724)	-106%
Cash	372,092	330,206	13%
Shareholders’ Equity	1,493,361	809,802	84%
Total Assets	2,417,273	1,348,111	79%

Note: 1 In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog.

Pág : 33

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Project Launches and Pre-Sales

Gafisa’s project launches increased 90%, from R$630 million in 9M06 to R$1,200 million in 9M07. Following our strategy of diversification into high-potential, less explored markets, during 3Q07 Gafisa launched in Curitiba (in the state of Paraná), Belém (in the state of Pará), and Maceió (in the state of Alagoas); Fit Residencial launched in Salvador (in the state of Bahia) and in Belém (in the state of Pará); and AlphaVille launched in São Luis (in the state of Maranhão). In 9M07, 51% of the launches were in new markets.

The decrease in the average price per square meter for the developments launched during 3Q07 (R$2,333, compared to R$2,760 during the same period in 2006) is due to entrance of Fit Residencial. Without Fit the the average price per square meter for 3Q07 would be R$3,154 representing a growth of 14.3% compared to the same period last year.

The tables below detail new projects launched in the third quarter and the first 9 months of 2007:
Table 1 – Launches per Segment 3Q07

	Launches (R$000) (% Gafisa)			Launching price (R$/sq.m) (100%)			Launching (usable area – sq.m) (100%)
Segments	3Q07	3Q06	3Q07 x 3Q06	3Q07	3Q06	3Q07 x 3Q06	3Q07	3Q06	3Q07 x 3Q06
HIG	143,634	47,432	203%	4,120	3,623	14%	34,864	16,364	113%
MHI	111,477	24,294	359%	2,732	2,850	-4%	62,587	8,523	634%
MID	43,444	157,452	-72%	2,788	2,563	9%	19,852	75,942	-74%
AEL (FIT)	44,988	-	NA	1,078	NA	NA	76,819	-	NA
LOT	82,184	(35,194)	-334%	140	NA	NA	1,170,330	(122,740)	1054%
COM	-	-	NA	NA	NA	NA	-	-	NA
TOTAL	425,727	193,984	119%	2,333	2,760	-15%	1,364,452	(21,911)	6327%

Table 2 – Launches by Region 3Q07

Geog. Region	3Q07	3Q06	3Q07 x 3Q06				3Q07	3Q06	3Q07 x 3Q06
São Paulo	150,946	100,759	50%	4,120	2,521	63%	709,861	39,967	1676%
Rio de Janeiro	87,312	66,917	30%	2,750	3,178	-13%	329,573	24,785	1230%
New Markets	187,468	61,501	205%	1,850	2,736	-32%	325,018	36,077	801%
Novo Portinho	NA	-35,194	NA	-	-	-	-	(122,740)	-
TOTAL	425,727	193,984	119%	2,333	2,760	-15%	1,364,452	(21,911)	6327%

Table 3 – Launches per Segment 9M07

	Launches (R$000) (% Gafisa)			Launching price (R$/sq.m) (100%)			Launching (usable area – sq.m) (100%)
Segments	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06
HIG	143,634	129,829	11%	4,120	3,712	11%	34,864	38,172	-9%
MHI	288,266	196,428	47%	2,984	3,241	-8%	144,174	83,641	72%
MID	585,395	257,165	128%	2,474	2,427	2%	300,888	124,046	143%
AEL	65,049	6,983	832%	1,175	1,808	-35%	90,208	3,862	2236%
LOT	117,202	7,109	1549%	155	265	-42%	1,395,599	89,260	1464%
COM	-	32,709	NA	NA	5,169	NA	-	6,328	-100%
TOTAL	1,199,546	630,223	90%	2,498	2,943	-15%	1,965,732	345,309	469%

Pág : 34

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 4 – Launches by Region 9M07

Geog. Region	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06
São Paulo	372,148	257,188	45%	2,734	2,988	-8%	820,310	101,227	710%
Rio de Janeiro	221,094	204,712	8%	2,962	3,482	-15%	390,823	70,640	453%
New Markets	606,303	203,517	198%	2,296	2,437	-6%	754,599	296,181	155%
Novo Portinho	NA	(35,194)	NA	NA	NA	NA		(122,740)
TOTAL	1,199,546	630,223	90%	2,498	2,943	-15%	1,965,732	345,309	469%

Pre-sales increased by 56% for Q307 to R$366.9 million from R$235.3 million at Q306. For the 9M07 period increased 56% to R$964.2 compared to R$616.5 million during the same period in 2006. We have been experiencing very high overall sales velocity, even in the face of more intense competition, especially in the more traditional markets such as São Paulo and Rio de Janeiro.

Our diversification strategy is showing strong results, as we continue to launch and sell quickly in new markets as well. Our pre-sales in new markets increased 181%, and accounted for 44.9% of our total pre-sales in 3Q07.

In 3Q07, 58.6% of our pre-sales came from Gafisa’s core business in the mid (MID) and mid-high (MHI) segments, while 39.3% came from LOTS and high income (HIG), affordable entry level (AEL) and commercial (COM) accounted for the remaining 2,0%. The large growth in the HIG and LOT segments refers to the launch of Supremo in the city of São Paulo and to the launches from AlphaVille. The real estate market is benefiting from rising consumer confidence, decreasing interest rates, expansion of loan terms and the strong inflow of commercial bank mortgages and this is positively impacting our ability to sell our products.

The tables below set forth a detailed breakdown of our pre-sales for the third quarter and the first nine months of 2007:

Table 5 – Pre-Sales by Segment 3Q07

	Pre-Sales (R$000) (%Gafisa)			Sales price (R$/sq.m) (100%)			Pre-Sales usable area (sq.m) (100%)
Segments	3Q07	3Q06	3Q07 x 3Q06	3Q07	3Q06	3Q07 x 3Q06	3Q07	3Q06	3Q07 x 3Q06
HIG	60,422	14,000	332%	3,890	4,072	-4%	15,687	3,896	303%
MHI	129,862	71,349	82%	3,047	3,180	-4%	61,564	28,509	116%
MID	85,226	131,669	-35%	2,728	2,524	8%	40,137	56,607	-29%
AEL	4,783	4,546	5%	1,758	1,660	6%	2,857	2,738	4%
LOT	83,905	13,301	531%	1,316	734	79%	436,639	23,718	1741%
COM	2,713	472	475%	4,293	3,248	32%	759	207	267%
TOTAL	366,912	235,337	56%	3,028	2,769	9%	557,642	115,675	382%

Table 6 – Pre-Sales by Region 3Q07

Geog. Region	3Q07	3Q06	3Q07 x 3Q06	3Q07	3Q06	3Q07 x 3Q06	3Q07	3Q06	3Q07 x 3Q06
São Paulo	134,098	112,758	19%	3,117	2,712	15%	48,151	43,508	11%
Rio de Janeiro	68,147	63,925	7%	3,143	3,136	0%	182,749	32,961	454%
New Markets	164,667	58,654	181%	2,850	2,560	11%	326,741	39,206	733%
TOTAL	366,912	235,337	56%	3,028	2,769	9%	557,642	115,675	382%

Table 7 – Pre-Sales by Launch Year 3Q07

Launching year	3Q07	3Q06	3Q07 x 3Q06	3Q07	3Q06	3Q07 x 3Q06	3Q07	3Q06	3Q07 x 3Q06
Launches from 2007	270,512	-	NA	2,974	-	NA	424,386	-	NA
Launches from 2006	48,863	155,501	-69%	3,110	2,640	18%	45,354	67,432	-33%
Launches from 2005	47,537	79,836	-40%	3,638	3,130	NA	87,902	48,243	NA
TOTAL	366,912	235,337	56%	3,028	2,769	9%	557,642	115,675	382%

Note: ¹ For information about segmentation refer to the glossary in the end of this report. 2 Fit Residencial recognizes sales only after the client has received the final approval by Caixa Econômica Federal.

Pág : 35

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 8 – Pre-Sales by Segment 9M07

	Pre-Sales (R$000) (%Gafisa)			Sales price (R$/sq.m) (100%)			Pre-Sales - usable area (sq.m) (100%)
Segments	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06
HIG	106,700	79,028	35%	3,813	3,895	-2%	28,288	20,767	36%
MHI	240,896	231,110	4%	3,144	3,229	-3%	106,530	90,483	18%
MID	439,422	229,879	91%	2,614	2,380	10%	212,967	103,597	106%
AEL	20,604	29,188	-29%	1,909	1,481	29%	11,392	19,797	-42%
LOT	130,024	22,278	484%	264	713	-63%	705,786	45,974	1435%
COM	26,536	25,059	6%	5,076	4,733	7%	5,348	5,581	-4%
TOTAL	964,183	616,542	56%	2,876	2,811	2%	1,070,311	286,199	274%

Table 9 – Pre-Sales by Region 9M07

Geog. Region	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06
São Paulo	369,128	339,096	9%	2,857	2,824	1%	151,428	129,961	17%
Rio de Janeiro	112,470	159,291	-29%	3,043	3,131	-3%	223,690	72,472	209%
New Markets	482,585	118,156	308%	2,840	2,414	18%	695,193	83,767	730%
TOTAL	964,183	616,542	56%	2,876	2,811	2%	1,070,311	286,199	274%

Table 10 – Pre-Sales by Launch Year 9M07

Launching year	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06	9M07	9M06	9M07 x 9M06
Launches from 2007	570,033	-	NA	2,760	-	NA	661,730	-	NA
Launches from 2006	249,124	341,664	-27%	3,029	3,020	0%	142,001	131,594	8%
Launches from 2005	145,026	274,878	-47%	3,211	2,559	NA	266,580	154,605	72%
TOTAL	964,183	616,542	56%	2,876	2,811	2%	1,070,311	286,199	274%

Operations

Gafisa now has 93 projects under construction in 15 different states. With a strong record of managing multiple construction sites spread over a wide geographical area, we believe Gafisa is uniquely positioned to deliver on an aggressive launch strategy.

Gafisa performs exceptionally well throughout all phases of our business cycle. We have a proven track record of delivering high quality standards on projects within budgeted construction costs and, in line with planned schedules. As the most geographically diversified homebuilder in Brazil we have built the know-how required to deliver quality projects in regions where challenges existed. For example, we have taught local service providers how to deliver materials that fit our quality standards. Furthermore, our integrated systems and solid controls have also supported our ability to continue to manage numerous construction sites all over the country in a high growth environment

Land Reserves

Consistent with our established land bank policies, the Company owns approximately R$8.9 billion in its land bank composed of 118 different sites. The land bank totals 17.3 million square meters, which is equivalent to 79,684 units.

We have added the land bank owned by Bairro Novo and Cipesa. Bairro Novos’s land bank totals R$468 million, which is equivalent to 0.7 million square meters, and 15,260 units. Cipesa’s land bank totals R$1,098 million, which is equivalent to 1.572 million square meters, and 5,342 potential units.

In accordance with our land bank diversification strategy, at the end of the quarter 61% of the consolidated land bank was outside of Rio de Janeiro and São Paulo. Our land bank reflects our strategy of servicing all segments of the homebuyer market. One of our goals going forward is to continue increasing Fit Residencial and Bairro Novo’s land banks aimed at the Affordable Entry Level segment and the Low Affordable Entry Level segment, respectively.

Pág : 36

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The tables below show a detailed breakdown of our current land bank:

Table 11 - Lanbank Gafisa

	Future	% acquired	Usable Area	Potential Units 100%				Potential Units % Gafisa
	Sales (R$MM)	through swap	‘000 sqm	HIGH	MID & MHI	AEL	COM & LOTS	HIGH	MID & MHI	AEL	COM & LOTS
São Paulo	1,178	41.0%	338	687	1,838	-	10	627	1,838	-	10
Rio de Janeiro	605	86.2%	267	641	264	-	274	494	230	-	219
New Markets	3,402	70.1%	3,051	480	10,500	1,772	2,563	269	8,451	1,240	1,660
Total	5,185	69.6%	3,656	1,808	12,602	1,772	2,847	1,390	10,519	1,240	1,890
% of Total				10%	66%	9%	15%	7%	55%	7%	10%

Table 12 - Land Bank FIT

	Future Sales (R$MM)	% acquired through swap	Usable Area ‘000 sqm	Potential Units 100%	Potential Units % FIT
São Paulo	116	0.0%	110	2,382	1,521
Rio de Janeiro	-	0.0%	-	-	-
New Markets	444	17.5%	288	5,323	4,717
Total	560	12.7%	399	7,705	6,238

Table 13 - Land Bank Alphaville (AUSA)

	Future Sales (R$MM)	% of landbank acquired through swap	Usable Area ‘000 sqm	Potential Units 100%	Potential Units % AUSA
São Paulo	1,087	98.5%	5,946	16,076	9,472
Rio de Janeiro	131	100.0%	449	1,120	630
New Markets	1,430	95.2%	6,148	20,494	10,797
Total	2,648	97.2%	12,543	37,690	20,899

Table 14 - Land Bank Bairro Novo (BN)

	Future Sales (RMM)	% of landbank acquired through swap	Usable Area ‘000 sqm	Potential Units 100%	Potential Units % BN
São Paulo	75	0.0%	11	2,368	1,184
Rio de Janeiro	230	80.7%	395	7,492	3,746
New Markets	163	81.9%	258	5,400	2,700
Total	468	66.1%	664	15,260	7,630

Table 15 - Total Land Bank

	Future Sales (R$MM)	% of landbank acquired through swap	Usable Area ‘000 sqm	Potential Units 100%	Potential Units Company stake
Total	8,861	84.2%	17,261	79,684	49,805

Pág : 37

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

3Q07 - Revenues

Total net operating revenue for the three months ending September 30, 2007 rose 91% to R$308.6 million from R$161.5 million during the same period of the previous year. This growth was primarily due to the recognition of higher pre-sales from previous periods.

Revenues for 9M07 reached R$799.4 million, a growth of 87.9% compared to the same period last year.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 16 – Pre-sales x Recognized revenues

	3Q07				3Q06
	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues

Launched in 2007	270,512	73.7%	68,801	22.3%
Launched in 2006	48,863	13.3%	92,940	30.1%	155,501	66.1%	32,179	19.9%
Launched in 2005	23,282	6.3%	103,983	33.7%	45,775	19.5%	47,282	29.3%
Launched up to 2004	24,255	6.6%	42,829	13.9%	34,061	14.5%	82,081	50.8%
TOTAL	366,912	100.0%	308,554	100.0%	235,337	100.0%	161,542	100.0%

Table 17 – Pre-sales x Recognized revenues

	9M07				9M06
	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues

Launched in 2007	570,033	59.1%	84,866	10.6%
Launched in 2006	249,124	25.8%	230,010	28.8%	341,664	55.4%	50,347	11.8%
Launched in 2005	81,046	8.4%	333,063	41.7%	174,369	28.3%	106,623	25.1%
Launched up to 2004	63,980	6.6%	151,480	18.9%	100,509	16.3%	268,590	63.1%
TOTAL	964,183	100.0%	799,419	100.0%	616,542	100.0%	425,560	100.0%

3Q07 - Gross Profits

Gross profits for 3Q07 totaled R$92.7 million (R$240.8 million for 9M07), an increase of 63.7% compared to the third quarter of 2006 (84.2% versus 9M06). The gross margin for 3Q07 was 30.1% (30.1% for 9M07), 500 basis points (bps) lower than the same period of 2006 (60bps less than 9M06).

It is important to mention that 3Q06 gross profits benefited from R$10 million in additional revenue (6.2% of 3Q06 net revenues) that came from higher interest inflows from accounts receivables.

Pág : 38

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

3Q07 – Selling, General, and Administrative Expenses (SG&A)

Our aggressive growth strategy and investment in infrastructure for future growth leads to higher G&A expenses. 3Q07 growth as compared to 3Q06, is due to the consolidation of AlphaVille (R$4.8 million), and the ramp-up of Fit Residencial (R$2.4 million). Additionally, bonus provisions (R$5.9 million), which were previously accrued at year end and are part of the G&A expenses now accrued on a quarterly basis.

It is more appropriate to track SG&A expenses with the company’s launches, than with revenues, as Gafisa expenses SG&A on a cash basis, and revenue recognition follows the percentage of completion method.

As can be seen on the table below, we have gained productivity in terms of selling expenses. We hope to dilute the G&A from our new initiatives soon, as these initiatives begin to contribute to our consolidated business with the revenues from their projects.

Table 18 – SG&A expenses

	3Q07	3Q06		9M07	9M06
Selling Expenses	18,941	15,874	Selling Expenses	48,277	35,586
G&A Expenses	28,173	11,900	G&A Expenses	74,453	28,522
SG&A	47,114	27,774	SG&A	122,730	64,108

	3Q07	3Q06		9M07	9M06
Selling Expenses / Launches	4.4%	8.2%	Selling Expenses / Launches	4.0%	5.6%
G&A Expenses / Launches	6.6%	6.1%	G&A Expenses / Launches	6.2%	4.5%
SG&A / Launches	11.1%	14.3%	SG&A / Launches	10.2%	10.2%

3Q07 - EBITDA

EBITDA for 3Q07 totaled R$47.8 million (R$122.5 million for the 9M07 period), 61% higher than the R$29.8 million in 3Q06 (77% higher than the R$ 69.2 million in 9M06). As a percentage of net revenues, EBITDA decreased from 18.5% in 3Q06 to 15.5% in the 3Q07 (15.3% in 9M07 versus 16.3% in 9M06).

As we recognize 100% of expenses as they are incurred, but use the PoC method to recognize revenues, SG&A expense increases in advance of the revenues and has a material impact on our current EBITDA. As previously discussed, our aggressive growth strategy and investment in the requisite infrastructure for sustained long term growth led to higher SG&A expenses. Please refer to the 4Q06 Earnings Release for a detailed description of the SG&A accounting.

It is also important to mention that, starting in 2007, we are accruing our bonus provision on a quarterly basis. During 2006 we provisioned the yearly bonus fully in the last quarter, strongly impacting the quarter’s EBITDA. The impact in 2007 will be distributed in all four quarters, with an R$5.9 million provision in 3Q07, which represents 1.9% of net revenues.

In order to make these impacts clearer, we have simulated what our EBITDA would look like under certain scenarios:

Pág : 39

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 19 - % of Net Revenues Taken from EBITDA Margin from:	EBITDA Margin Without the Effect of:

	3Q07	9M07		3Q07	9M07
Bonus Provision	1.9%	1.8%	Bonus Provision	17.4%	17.1%
Fit's EBITDA	0.9%	0.8%	Fit's EBITDA	16.4%	16.1%
Not deferring selling expenses	2.0%	1.4%	Not deferring selling expenses	17.5%	16.7%
Total	4.8%	3.9%	Total	20.3%	19.3%

The above simulation’s intent is to illustrate the impact our strategy of creating a start-up company to access the low-income market, as well as our chosen accounting methods would have on our EBITDA. Nevertheless, our correct EBITDA figures are the ones published on our financial statements.

3Q07 - Depreciation and Amortization

Depreciation and amortization in 3Q07 amounted to R$2.0 million, an increase of 116.3% compared to the R$0.9 million in 3Q06. In the 9M07 period, depreciation and amortization amounted to R$12.6 million (of which R$7.5 million are from the amortization of the goodwill generated from the AlphaVille acquisition), an increase of 373.9% compared to the R$2.7 million in 9M06

In regards to the amortization of the goodwill generated from the AlphaVille acquisition, it is important to mention that we used a linear calculation for the 1Q07 and 2Q07 results. For 3Q07 and 4Q07 this figure will be equal to zero, and from 1Q08 on we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4.49%	6.28%	7.22%	10.11%	11.52%	14.02%	11.78%	11.67%	11.45%	11.46%

3Q07 - Financial Results

Net financial results totaled a negative R$ 3.4 million in 3Q07 (negative R$15.0 million for the 9M07 period) compared to a negative R$ 0.5 million in 3Q06 (negative R$3.4 million in 9M06). Financial expenses during 3Q07 totaled R$15 million in 3Q07 (9M07 totaled R$50.3 million), an increase of 7.5% over R$ 13.9 million in 3Q06 (R$44.2 million in 9M06). Financial income decreased from R$ 13.4 million in 3Q06 (R$40.7 million in 9M06) to R$ 11.5 million in 3Q07 (R$35.3 million in 9M07), primarily due to the effect in cash and cash equivalents of the lower interest rates.

3Q07 - Income Taxes

Net income taxes and social contribution for 3Q07 amounted to R$8.7 million (R$7.9 million in 9M07) versus R$0.7 million in same period of last year (R$ 2.7 million in 9M06). The lower figures in 2006 were mainly because of tax credits.

Pág : 40

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

3Q07 - Net Income and Earnings per Share

Net income for 3Q07 was R$30.9 million (10.0% of net revenues), R$3.2 million or 11.8% higher than the net income of R$27.7 million (17.1% of net revenues) registered in the same period of 2006.

For the 9M07 figure, adjusted net income was R$80.7 million in 2007, versus R$60.4 million in 2006, with 10.1% and 14.2% adjusted net margins, respectively.

Net earnings per share was R$0.24 in 3Q07 (R$0.65 for the 9M07 period) compared to net earnings per share of R$0.27 in 3Q06 (R$0.61 for the 9M06 period). Basic weighted average shares outstanding were 129 million in 3Q07 and 103 million in 3Q06.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$465 million in 3Q07, R$175 million higher than the 3Q06 and R$46 million more than 2Q07.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 20 - Revenues and results to be recognized (R$000)

(for the period end)	3Q07	2Q07	3Q06[1]	3Q07 x 2Q07	3Q07 x 3Q06
Sales to be recognized—end of period	1,208.6	1,100.2	665.7	9.9%	81.6%
Cost of units sold to be recognized - end of period	(743.5)	(681.4)	(375.0)	9.1%	98.3%
Backlog of Results to be recognized	465.2	418.8	290.7	11.07%	60.02%
Backlog Margin - yet to be recognized	38.5%	38.1%	43.7%	0.4 pp	-5.2 pp
Note: (1) In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog.

Balance Sheet

Cash and Cash Equivalents
On September 30 2007, cash and cash equivalents were equal to R$372 million, 25% lower than June 30, 2007 R$496 million, and 13% higher than 3Q06’s R$330 million.

Accounts Receivables
Accounts receivable increased 89% to R$2 billion in September 2007 when compared to the R$1.1 billion figure of 3Q06, and 14% compared to the R$1.7 billion that was registered in June 2007. In 3Q07, receivables of completed units (post-completion receivables) reached R$304 million or 15% of the total accounts receivables.

Pág : 41

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 21 – Accounts Receivables from Clients
(R$000)

Real estate development receivables:	3Q07	3Q06	2Q07	3Q07 x 3Q06	3Q07 x 2Q07
Current	458,936	356,370	411,256	28.78%	11.59%
Long-term	384,934	72,852	316,057	428.38%	21.79%
Total	843,870	429,222	727,313	96.60%	16.03%

Receivables to be recognized on our balance sheet according to PoC method and BRGAAP (for more details, see note 5 on our Financial Statements:

	3Q07	3Q06	2Q07	3Q07 x 3Q06	3Q07 x 2Q07
Current	397,491	81,054	270,288	390.40%	47.06%
Long-term	793,972	567,732	793,470	39.85%	0.06%
Total	1,191,463	648,786	1,063,758	83.64%	12.01%

Total Accounts Receivables	2,035,333	1,078,008	1,791,071	88.80%	13.64%

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory increased to R$709.1 million in 3Q07, an increase of 85% as compared to the R$383.1 million registered in 3Q06 due to recent land acquisitions in cash (more details in the “Land Reserves” section of this report) and developments under construction. It is important to note that the increase in units completed is due to the consolidation of AlphaVille.

The tables below details inventory for the 3Q07:
Table 22 – Inventory

	3Q07	2Q07	3Q06	3Q07 x 2Q07	3Q07 x 3Q06
Land	290,129	187,257	100,528	54.9%	188.6%
Properties under construction	380,362	351,753	237,183	8.1%	60.4%
Units completed	38,624	55,003	45,425	-29.8%	-15.0%
Total	709,115	594,013	383,136	19.4%	85.1%

The table below details inventory at market value for the 3Q07:

Table 23 – Inventory at market value:

Segments	3Q07	2Q07	3Q06	3Q07 x 2Q07	3Q07 x 3Q06
HIG	153,944	69,856	148,833	120%	3%
MHI	357,001	375,429	229,250	-5%	56%
MID	347,258	385,465	155,451	-10%	123%
AEL	52,281	10,549	9,359	396%	459%
LOT	204,583	157,182	28,110	30%	628%
COM	13,074	15,760	116,928	-17%	-89%
TOTAL	1,128,140	1,014,242	687,930	11%	64%

Geog. Region	3Q07	2Q07	3Q06	2Q07 x 1Q07	2Q07 x 2Q06
São Paulo	295,559	269,476	304,959	10%	-3%
Rio de Janeiro	267,581	248,971	235,464	7%	14%
New Markets	565,001	495,794	147,508	14%	283%
TOTAL	1,128,140	1,014,242	687,930	11%	64%

Launching year	3Q07	2Q07	3Q06	2Q07 x 1Q07	2Q07 x 2Q06
Launches from 2007	642,934	487,986	NA	32%	NA
Launches from 2006	221,270	263,959	294,546	-16%	-25%
Launches from 2005	151,316	161,553	189,510	-6%	-20%
Prior to 2004	112,621	100,744	203,874	12%	-45%
TOTAL	1,128,140	1,014,242	687,930	11%	64%

Pág : 42

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Liquidity
The following table sets forth information on our indebtedness as of September 30, 2007:

Table 24 – Debt breakdown
Type of transaction	Rates	3Q07	2Q07	3Q07 x 2Q07
Debentures	1.3%p.a. + CDI	242,043	250,481	-3.4%
Construction Financing (SFH)	6.2-11%p.a. + TR	42,134	38,295	10.0%
Downstream Merger obligation	10-12%p.a. + TR	14,569	16,237	-10.3%
Funding for developments	1.3-3.2%p.a. + CDI	-	22,359	-100.0%
Working Capital	3.5-6.2%p.a. + CDI	77,801	41,387	88.0%
Others (Alphaville)	19.6-25.7%p.a	-	1,998	-100.0%
Total		376,547	370,757	1.6%

Total Cash		372,092	496,016	-25%

Net Debt (Cash)		4,455	(125,259)	-104%

Debt payment schedule as of September 30, 2007:

Table 25 – Debt Maturity

Type	Total	2007	2008	2009	2010	2011 and later
Debentures	242,043	2,043	-	48,000	96,000	96,000
Construction Financing (SFH)	42,134	18,134	4,271	15,173	4,556	-
Downstream Merger obligation	14,569	5,656	1,337	5,348	2,228	-
Funding for developments	-	-	-	-	-	-
Working Capital	77,801	7,940	1,107	3,446	16,161	49,147
Others	-	-	-	-	-	-
Total	376,547	33,774	6,715	71,966	118,945	145,147

As of September 30 2007, our net debt to equity ratio was 0.3% compared to negative 10% in 3Q06 and negative 9% in 2Q07.

Outlook

At the end of 3Q07, Gafisa reached 72% of the guidance provided for full year 2007 launches. Therefore, we are we are increasing 2007 full year launch guidance to R$1.9 billion (from R$1.65 billion) given our accelerated schedule for the fourth quarter. The Company now expects an increase of 90% in consolidated project launches over 2006. Approximately R$1.5 billion of the year’s launches are expected to come from Gafisa’s core business, R$200 million from Fit Residencial, R$200 million from AlphaVille.

For 2008, Gafisa expects to launch R$3 billion for the consolidated company.

The Company continues to expect a full year 2007 EBITDA margin of between 15% and 16%.

Pág : 43

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) – segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) – segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) – segment with residential units sold at prices ranging from R$2,000 to 2,800 per square meter.

AEL (Affordable Entry Level) – residential units targeted to the mid-low and low income segments with prices ranging from R$1,500 to 2,000 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$800 per square meter

COM (Commercial buildings) –Commercial and corporate units developed only for sale with prices ranging from R$4,000 to R$7,000 per square meter.

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Pág : 44

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed over 37 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations:
Bruno Teixeira
Phone: +55 11 3025-9297
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
E-mail: joana.santos@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Pág : 45

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Appendix

The following table sets forth detailed information of projects launched in 2007 by quarter:

Appendix

Projects launched in 1Q07	Month of Launch	Segment	Location	Usable Area (s.q.m) (100%)	# of Units (100%)	Gafisa's Stake	Sales Value at Gafisa's Stake (R$000)	% Sold up to 09/30/07
Fit Jaçana	March	AEL	São Paulo - SP	9,181	184	100%	16,974	84%
Isla	March	Mid	São Caetano - SP	31,423	240	100%	75,683	70%
Grand Valley	March	Mid	Rio de Janeiro - RJ	16,908	240	100%	44,014	54%
Acqua Residence (Fase 1)	March	Mid	Nova Iguaçu - RJ	28,400	380	100%	71,701	44%
Celebrare	March	Mid	Caxias - RJ	14,679	188	100%	35,189	78%
Reserva do Lago	March	Mid	Goiania - GO	16,800	96	50%	24,567	58%
AlphaVille - Campo Grande	March	Lot	Campo Grande - MS	225,269	489	67%	35,018	48%
Total				342,660	1,817		303,147	60%

Projects launched in 2Q07	Month of Launch	Segment	Location	Usable Area (s,q,m) (100%)	# of Units |(100%)	Gafisa's Stake	Sales Value at Gafisa's Stake (R$000)	% Sold up to 09/30/07
CFS - Prímula	June	Mid	São Paulo - SP	13,897	96	100%	29,906	57%
CSF - Dália	June	Mid	São Paulo - SP	9,000	68	100%	18,430	61%
CSF - Acácia	June	Mid	São Paulo - SP	23,461	192	100%	47,784	74%
Jatiuca Trade Residence	June	Mid	Maceió - AL	32,651	500	50%	39,546	50%
Enseada das Orquídeas	June	Mid-High	Santos - SP	52,589	475	80%	125,721	32%
London Green	June	Mid-High	Rio de Janeiro - RJ	28,998	300	50%	51,069	37%
Horizonte	May	Mid	Belém -PA	7,505	29	60%	12,704	98%
Secret Garden	May	Mid	Rio de Janeiro - RJ	15,344	252	100%	38,699	54%
Evidence	April	Mid	São Paulo - SP	23,487	144	50%	32,425	32%
Fit Maceió	April	AEL	Maceió - AL	4,207	54	50%	3,087	37%
Acquarelle	April	Mid	Manaus - AM	17,742	259	85%	35,420	38%
Palm Ville	April	Mid	Salvador - BA	13,582	112	50%	15,106	90%
Art Ville	April	Mid	Salvador - BA	16,157	263	50%	20,777	92%
Total				258,621	2,744		470,673	50%

Projects launched in 3Q07	Month of Launch	Segment	Location	Usable Area (s.q.m) (100%)	# of Units (100%)	Gafisa's Stake	Sales Value at Gafisa's Stake (R$000)	% Sold up to 09/30/07
Privilege	September	Mid-High	Rio de Janeiro - RJ	16,173	194	80%	35,576	8%
Jatiuca Trade Residence (Fase 2)	September	Mid	Maceió - AL	8,520	140	50%	11,911	3%
Parc Paradiso (Fase 2)	September	Mid-High	Belém -PA	10,427	108	60%	17,147	12%
AlphaVille - Rio Costa do Sol	September	Lot	Rio das Ostras - RJ	313,400	616	58%	51,737	47%
AlphaVille - Cajamar	September	Lot	Cajamar - SP	674,997	2	55%	7,312	100%
Fit Cittá	September	AEL	Salvador - BA	26,779	204	50%	14,889	0%
Fit Coqueiro	September	AEL	Belém -PA	50,040	621	60%	30,098	0%
Supremo	August	High	São Paulo - SP	34,864	192	100%	143,634	30%
Orbit	August	Mid	Curitiba - PR	11,332	185	100%	31,532	10%
Parc Paradiso	August	Mid-High	Belém -PA	35,987	324	60%	58,754	73%
AlphaVille - Araçagy	August	Lot	São Luís - MA	181,933	332	38%	23,136	72%
Total				1,364,452	2,918		425,727	34%
Total YTD 2007				1,965,732	7,479		1,199,546	46%

Fit Residencial recognizes sales only after the client has received the final approval by Caixa Econômica Federal.

Pág : 46

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Fit Residencial recognizes sales only after the client has received the final approval by Caixa Econômica Federal.

The following table sets forth the financial completion of the construction in progress in 2007 and 2006 and the related revenue recognized during those years:

	Month/Year	Total area	Final Completion (%)		Percentage sold- accumulated		Revenue Recognized (BRL000)		Gafisa Stake
Development	launched	(m2)	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	(%)
Arena	dez-05	29,256	76%	25%	100%	99%	11,287	6,230	100%
Villagio Panamby- Mirabilis	mar-06	23,355	59%	9%	88%	69%	10,594	4,884	100%
Enseada das Orquídeas	jun-07	52,589	20%	0%	32%	0%	9,324	-	80%
Olimpic Resort	out-05	21,851	81%	25%	100%	99%	8,886	6,695	100%
Del Lago	mai-05	62,022	60%	28%	96%	67%	7,848	4,803	80%
Villagio Panamby - Jazz Duet	set-05	13,400	87%	28%	88%	38%	7,635	1,153	100%
Península Fit	mar-06	24,080	48%	3%	57%	52%	7,132	420	100%
Beach Park Acqua	nov-05	9,770	67%	12%	89%	83%	7,044	301	90%
Olimpic - Chácara Sto Antonio	ago-06	24,988	37%	19%	95%	59%	6,928	6,641	100%
Villagio Panamby - Agrias	nov-06	21,390	39%	0%	72%	0%	6,663	-	100%
Espaço Jardins	mai-06	28,926	32%	12%	99%	65%	6,479	5,117	100%
Isla	mar-07	31,423	16%	0%	70%	0%	6,449	-	100%
The Gold	dez-05	10,465	81%	41%	79%	46%	6,174	6,393	100%
Sunspecial Resid. Service	mar-05	21,189	87%	29%	83%	82%	6,130	5,260	100%
Sunplaza Personal Office	mar-06	6,328	76%	11%	94%	69%	6,098	489	100%
Bem Querer	nov-05	11,136	94%	11%	100%	98%	5,683	2,001	100%
Blue Land	ago-03	18,252	71%	36%	66%	36%	5,557	3,542	100%
Villagio Panamby - Domaine Du Soleil	set-05	8,225	90%	34%	92%	57%	5,493	2,205	100%
Espacio Laguna	ago-06	16,364	38%	0%	32%	3%	5,076	-	80%
Alphaville Salvador II	fev-06	853,344	46%	NA	88%	NA	5,022	NA	55%
Alphaville Eusébio	set-05	534,314	74%	NA	60%	NA	4,992	NA	65%
Alphaville D. Pedro	ago-04	616,224	94%	NA	100%	NA	4,940	NA	58%
Alphaville Araçagy	ago-07	195,829	25%	NA	85%	NA	4,922	NA	50%
Alphaville Manaus	ago-05	464,688	69%	NA	100%	NA	4,918	NA	63%
Villagio Panamby - Parides	nov-06	13,093	58%	0%	100%	0%	4,557	-	100%
Vistta Ibirapuera	mai-06	9,963	59%	34%	100%	100%	4,287	765	100%
CSF - Saint Etienne	mai-05	11,261	79%	22%	96%	93%	4,058	2,348	100%
Palm D'Or	set-05	8,493	75%	31%	100%	53%	4,055	1,976	100%
Paço das Águas	mai-06	24,080	53%	36%	75%	57%	4,043	6,586	45%
Blue Vision - Sky e Infinity	jun-06	18,514	74%	37%	84%	74%	3,992	2,444	50%
Parc Paradiso	ago-07	35,987	8%	0%	73%	0%	3,955	-	60%
Town Home	nov-05	8,319	60%	16%	60%	35%	3,904	799	100%
Sundeck	nov-03	13,043	100%	80%	95%	75%	3,579	5,307	100%
Blue II e Concept	dez-05	28,296	89%	51%	60%	55%	3,515	3,315	50%
Beach Park - Living	jun-06	14,913	23%	0%	69%	49%	3,358	-	80%
Secret Garden	mai-07	15,344	15%	0%	54%	0%	3,200	-	100%
Alphaville Burle Max	abr-05	1,305,022	69%	NA	21%	NA	2,601	NA	50%
Weber Art	jun-05	5,812	82%	22%	96%	86%	2,581	1,688	100%
Alphaville Campo Grande	mar-07	517,869	39%	NA	48%	NA	2,382	NA	67%
CSF - Santtorino	ago-06	14,979	19%	7%	100%	80%	2,249	1,791	100%
Mirante do Rio	out-06	8,125	21%	0%	100%	0%	2,210	-	60%
La Place	mai-04	8,416	100%	83%	100%	79%	2,143	4,647	100%
Ville Du Soleil	out-06	8,920	46%	0%	29%	0%	2,134	-	100%
Alphaville Gravataí	jun-06	1,309,397	41%	NA	40%	NA	2,100	NA	64%
Collori	nov-06	39,462	42%	0%	48%	0%	2,098	-	50%
Evidence	abr-07	23,487	19%	0%	32%	0%	2,041	-	50%
Felicitá - Evangelina 2	dez-06	11,323	20%	0%	74%	0%	1,972	-	100%
FIT Jaçanã	mar-07	9,181	18%	NA	84%	NA	1,863	NA	100%
Terras de São Francisco	jul-04	114,160	100%	98%	97%	88%	1,656	1,481	50%
The House	out-05	5,313	38%	25%	96%	89%	1,507	1,152	100%
Lumiar	fev-05	7,193	94%	35%	100%	52%	1,489	1,296	100%
Icaraí Corporate	dez-06	5,683	33%	0%	85%	0%	1,486	-	100%
CSF - Paradiso	nov-06	16,286	12%	0%	75%	0%	1,356	-	100%
Alphaville Recife	ago-06	704,051	38%	NA	94%	NA	1,354	NA	65%
Quinta Imperial	jul-06	8,422	21%	2%	77%	66%	1,297	266	100%
Alphaville Rio Costa do Sol	set-07	1,521,753	4%	NA	53%	NA	1,288	NA	58%
CSF - Acácia	jun-07	23,461	3%	0%	74%	0%	1,160	-	100%
Campo D'Ourique	dez-05	11,775	65%	11%	32%	9%	1,116	127	50%

Pág : 47

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

	Month/Year	Total area	Final Completion (%)		Percentage sold- accumulated		Revenue Recognized (BRL000)		Gafisa Stake
Development	launched	(m2)	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	(%)
Fit Niterói	ago-06	8,523	34%	0%	84%	34%	1,054	-	100%
Montenegro Boulevard	jun-05	174,862	95%	67%	100%	100%	1,046	875	100%
Alphaville Gramado	jun-04	431,663	98%	NA	43%	NA	984	NA	67%
Side Park - Ed. Style	jul-04	10,911	95%	54%	100%	96%	859	4,770	100%
Celebrare	mar-07	14,679	16%	0%	78%	0%	821	-	100%
Alphaville Cuiabá	nov-03	545,631	100%	NA	94%	NA	793	NA	55%
Riviera Ponta Negra - Cannes e Marseille	jan-04	22,332	100%	88%	73%	68%	763	5,120	50%
Reserva do Lago	jun-06	16,800	8%	0%	74%	0%	707	-	50%
CSF - Benne Sonanz	set-03	9,437	100%	100%	93%	80%	603	406	50%
Others							53,882	60,007
							309,373	163,304

Pág : 48

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Statements of Income

R$ 000	3Q07	3Q06	2Q07	3Q07 x 3Q06	3Q07 x 2Q07
Gross Operating Revenue	320,787	168,690	280,121	90.2%	14.5%
Real State development and sales	309,373	163,304	264,319	89.4%	17.0%
Construction and services rendered	11,414	5,386	15,802	111.9%	-27.8%

Deductions	(12,232)	(7,148)	(13,573)	71.1%	-9.9%
Net Operating Revenue	308,555	161,542	266,548	91.0%	15.8%

Operating Costs	(215,822)	(104,896)	(186,467)	105.7%	15.7%
Gross profit	92,733	56,646	80,081	63.7%	15.8%

Operating Expenses	(44,884)	(26,839)	(41,665)	67.2%	7.7%
Selling expenses	(18,941)	(15,874)	(17,330)	19.3%	9.3%
General and administrative expenses	(28,173)	(11,900)	(22,207)	136.7%	26.9%
Equity Income	33	962	(37)	-96.6%	-189.2%
Other Operating Revenues	2,197	(27)	(2,091)	na	-205.1%
EBITDA	47,849	29,807	38,416	60.5%	24.6%

Depreciation and Amortization	(1,986)	(918)	(5,517)	116.3%	-64.0%
Extraordinary expenses	-	-	-	na	na
EBIT	45,863	28,889	32,899	58.8%	39.4%

Financial Income	11,543	13,399	15,395	-13.9%	-25.0%
Financial Expenses	(14,959)	(13,909)	(18,340)	7.5%	-18.4%
Income before taxes on income	42,447	28,379	29,954	49.6%	41.7%

Deffered Taxes	(1,987)	(1,061)	5,703	87.3%	-134.8%
Income tax and social contribution	(6,744)	349	(1,774)	-2032.4%	280.2%

Income after taxes on income	33,716	27,667	33,883	21.9%	-0.5%
Minority Shareholders	(2,777)	-	(1,743)	na	59.3%
Net income	30,939	27,667	32,140	11.8%	-3.7%
Adjusted net income per thousand shares outstanding	0.24	0.27	0.25	na	na

Pág : 49

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Statements of Income

R$ 000	9M07	9M06	9M07 x 9M06
Gross Operating Revenue	836,248	444,923	88.0%
Real State development and sales	815,893	425,887	91.6%
Construction and services rendered	20,355	19,036	6.9%

Deductions	(36,829)	(19,363)	90.2%

Net Operating Revenue	799,419	425,560	87.9%

Operating Costs	(558,645)	(294,865)	89.5%

Gross profit	240,774	130,695	84.2%

Operating Expenses	(118,301)	(61,454)	92.5%
Selling expenses	(48,277)	(35,586)	35.7%
General and administrative expenses	(74,453)	(28,522)	159.7%
Equity Income	(263)	3,315	-107.9%
Other Operating Revenues	4,692	(661)	na

EBITDA	122,473	69,241	76.9%

Depreciation and Amortization	(12,564)	(2,651)	373.9%
Extraordinary expenses	(30,174)	(29,176)	na

EBIT	79,735	37,414	113.1%

Financial Income	35,260	40,722	-13.4%
Financial Expenses	(50,307)	(44,154)	13.9%

Income before taxes on income	64,688	33,982	90.4%

Deffered Taxes	(5,352)	(3,031)	76.6%
Income tax and social contribution	(2,592)	309	-938.8%

Income after taxes on income	56,744	31,260	81.5%

Minority Shareholders	(6,221)	-	na

Net income	50,523	31,260	61.6%
Adjusted net income per thousand shares outstanding	0.65	0.61	na

Pág : 50

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Balance Sheet

R$ 000	3Q07	3Q06	2Q07	3Q07 x 3Q06	3Q07 x 2Q07
ASSETS
Current assets
Cash and banks	30,454	11,766	21,328	158.8%	42.8%
Financial investments	341,638	318,440	474,688	7.3%	-28.0%
Receivables from clients	485,989	356,370	435,887	36.4%	11.5%
Properties for sale	709,115	383,136	594,013	85.1%	19.4%
Other accounts receivable	119,062	103,560	119,417	15.0%	-0.3%
Deferred selling expenses	29,136	15,505	25,259	87.9%	15.3%
Prepaid expenses	7,921	2,051	13,238	286.2%	-40.2%
	1,723,315	1,190,828	1,683,830	44.7%	2.3%
Long-term assets
Receivables from clients	384,934	72,852	316,057	428.4%	21.8%
Deferred taxes	77,316	30,614	73,913	152.6%	4.6%
Other	42,738	42,802	38,704	-0.1%	10.4%
	504,988	146,268	428,674	245.2%	17.8%
Permanent assets
Investments	167,574	2,838	167,709	5804.7%	-0.1%
Properties and equipment	21,396	8,177	15,169	161.6%	41.1%
	188,970	11,015	182,878	1615.5%	3.3%

Total assets	2,417,273	1,348,111	2,295,382	79.3%	5.3%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings	31,731	41,828	51,710	-24.1%	-38.6%
Debentures	2,043	183,126	10,481	-98.9%	-80.5%
Real estate development obligations	4,168	14,529	5,710	-71.3%	-27.0%
Obligations for purchase of land	166,286	69,407	108,913	139.6%	52.7%
Materials and service suppliers	78,655	36,717	75,638	114.2%	4.0%
Taxes and contributions	67,860	45,170	60,349	50.2%	12.4%
Taxes, payroll charges and profit sharing	29,929	7,944	21,141	276.8%	41.6%
Advances from clients - real state and services	29,504	34,980	50,181	-15.7%	-41.2%
Dividends	-	-	2,823	-	-100.0%
Other	17,036	16,203	15,359	5.1%	10.9%
	427,212	449,904	402,305	-5.0%	6.2%
Long-term liabilities
Loans and financings	102,773	26,527	68,566	287.4%	49.9%
Debentures	240,000	-	240,000	-	0.0%
Obligations for purchase of land	28,600	8,373	13,501	241.6%	111.8%
Deferred taxes	62,407	20,979	52,260	197.5%	19.4%
Unearned income from property sales	637	3,320	1,053	-80.8%	-39.5%
Other	48,129	29,206	51,365	64.8%	-6.3%
	482,546	88,405	426,745	445.8%	13.1%
Deferred income
Deferred income on acquisition of subsidiary	-	-	345	-	-

Minority Shareholders	14,154	-	3,616	-	291.4%

Shareholders' equity
Capital	1,220,542	591,315	1,220,490	106.4%	0.0%
Treasury shares	(18,050)	(47,026)	(18,050)	-61.6%	0.0%
Capital reserves	167,276	167,276	167,276	0.0%	0.0%
Revenue reserves	123,593	51,211	92,655	141.3%	33.4%
	1,493,361	809,802	1,462,371	84.4%	2.1%
Total liabilities and shareholders' equity	2,417,273	1,348,111	2,295,382	79.3%	5.3%

Pág : 51

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

06.01 – OTHER RELEVANT INFORMATION

1.	SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		9/30/2007
		Common Shares		Total Shares
Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	EUA	18,229,605	13.77%	18,229,605	13.77%

Treasury Shares		3,124,972	2.36%	3,124,972	2.36%

Others		111,030,302	83.87%	111,030,302	83.87%

Total shares		132,384,879	100.00%	132,384,879	100.00%

		9/30/2006
		Common Shares		Total Shares
Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	EUA	26,999,998	24.22%	26,999,998	24.22%
BRAZIL DEVEL EQUITY INV LLC	EUA	16,747,881	15.03%	16,747,881	15.03%
EMERGING MARK CAPIT INV LLC	EUA	5,720,846	5.13%	5,720,846	5.13%

Treasury Shares		8,141,646	7.30%	8,141,646	7.30%

Others		53,848,226	48.31%	53,848,226	48.31%

Total shares		111,458,597	100.00%	111,458,597	100.00%

Pág : 52

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

06.01 – OTHER RELEVANT INFORMATION

2.	SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	9/30/2007
	Common Shares		Total Shares
	Shares	%	Shares	%
Shareholders holding effective control of the Company	18,229,605	13.77%	18,229,605	13.77%
Board of Directors	1,050,551	0.79%	1,050,551	0.79%
Executive Directors	1,058,651	0.80%	1,058,651	0.80%

Effective control, shares, board members and officers	20,338,807	15.36%	20,338,807	15.36%

Treasury Shares	3,124,972	2.36%	3,124,972	2.36%

Outstanding shares in the market (*)	108,921,100	82.28%	108,921,100	82.28%

Total shares	132,384,879	100.00%	132,384,879	100.00%

	9/30/2006
	Common Shares		Total Shares
	Shares	%	Shares	%
Shareholders holding effective control of the Company	49,468,725	44.38%	49,468,725	44.38%
Board of Directors	32,449	0.03%	32,449	0.03%
Executive Directors	516,316	0.46%	516,316	0.46%

Effective control, shares, board members and officers	50,017,490	44.88%	50,017,490	44.88%

Treasury Shares	8,141,646	7.30%	8,141,646	7.30%

Outstanding shares in the market (*)	53,299,461	47.82%	53,299,461	47.82%

Total shares	111,458,597	100.00%	111,458,597	100.00%

(*) Excludes shares of effective control, management, board and treasury.

Pág : 53

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

06.01 – OTHER RELEVANT INFORMATION

3.	COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law # 6404/76, the Company’s By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

Pág : 54

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

17.01 – SPECIAL REVIEW REPORT - WITHOUT EXCEPTION

Report of Independent Accountants
on the Limited Reviews

To the Management and Shareholders
Gafisa S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (“ITR”) of Gafisa S.A. and its subsidiaries (the “Company”) for the quarters and periods ended September 30, 2007 and June 30, 2007. This information is the responsibility of the Company’s management.

2
Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4
The Quarterly Information (ITR) also includes accounting information relating to the operations of the quarter and period ended September 30, 2006. The limited review of the Quarterly Information (ITR) for this quarter and period was conducted by other independent accountants, who issued a report thereon dated November 6, 2006 without exceptions.

Pág : 55

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – September 30, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

17.01 – SPECIAL REVIEW REPORT - WITHOUT EXCEPTION

5
Our reviews were conducted for the purpose of issuing a report on the quarterly information mentioned in the first paragraph. The statements of cash flows (parent company and consolidated) are presented for purposes of additional analysis and are not a required part of the quarterly information (ITR). This information has been subjected to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modifications that should be made to this supplementary information in order for it to be presented fairly, in all material respects, in relation to the Quarterly Information (ITR).

São Paulo, November 6, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Accountant CRC 1SP166259/O-4

Pág : 56